SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH JUNE 05, 2006

(Commission File Number: 001-10579)

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.
(Exact name of Registrant as specified in its Charter)

TELECOMMUNICATIONS COMPANY OF CHILE
(Translation of Registrant's name into English)

Avenida Providencia No. 111, Piso 22
Providencia, Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ______ No ___X___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): ___N/A___

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS
 for the three-month periods ended
March 31, 2006 and 2005
(CONSOLIDATED)

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
(Translation of financial statements originally issued in Spanish – See Note 2)

_____________________________________________________________________

CONTENTS

Report of Independent Auditors
Consolidated Balance Sheets
Consolidated Statement of Income
Consolidated Statement of Cash Flow
Notes to the Consolidated Financial Statements

ThCh$:	Thousands of Chilean pesos.
UF :	The Unidad de Fomento, or UF, is an inflation-indexed peso-denominated monetary unit in Chile. The daily UF rate is fixed in advance based on the change in the Chilean Consumer Price Index of the previous month.
ThUS$:	Thousands of US dollars.

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
MARCH 31, 2006 AND 2005
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of March 31, 2006)

A S S E T S	Notes	2006	2005	L I A B I L I T I E S	Notes	2006	2005

		ThCh$	ThCh$			ThCh$	ThCh$

CURRENT ASSETS				CURRENT LIABILITIES
Cash		7.313.876	5.144.148	Short-term obligations with banks
Time deposits	(34)	27.754.792	77.968.249	and financial institutions	(15)	-	9.876.927
Marketable securities, net	(4)	15.876.763	32.871.072	Short-term portion of long-term debt	(15)	2.007.414	17.441.515
Accounts receivable, net	(5)	141.484.751	158.632.137	Commercial paper	(17 a)	46.405.565	48.637.193
Notes receivable, net	(5)	3.570.343	3.329.090	Current maturities of bonds payable	(17 b)	28.173.553	99.580.381
Other receivables	(5)	12.794.027	25.863.220	Current maturities of other long-term obligations		12.307	32.746
Due from related companies	(6 a)	16.528.590	16.826.597	Dividends payable		1.735.431	2.280.058
Inventories, net		3.448.979	4.297.517	Trade accounts payable	(35)	83.714.282	86.267.625
Recoverable taxes		3.735.403	-	Notes payable		264.681	-
Prepaid expenses		2.988.823	4.649.038	Other payables	(36)	7.123.137	27.831.944
Deferred taxes	(7 b)	12.334.810	15.416.039	Due to related companies	(6 b)	27.821.965	24.770.890
Other current assets	(8)	58.207.800	72.984.245	Accruals	(18)	4.373.063	2.767.195
				Withholdings		14.053.502	11.551.157
				Income tax		-	30.587.397
				Unearned income		8.344.859	8.359.915
				Other current liabilities		2.379.412	1.536.742

TOTAL CURRENT ASSETS		306.038.957	417.981.352	TOTAL CURRENT LIABILITIES		226.409.171	371.521.685

PROPERTY, PLANT AND EQUIPMENT	(10)			LONG-TERM LIABILITIES
Land		27.152.139	27.207.038	Long-term debt with banks and
Buildings and improvements		197.290.304	196.073.603	Other current liabilities		2.379.412	1.536.742
Machinery and equipment		3.241.169.114	3.224.401.612	Bonds payable	(17 b)	65.904.044	43.692.767
Other property, plant and equipment		269.320.422	257.738.238	Other accounts payable		22.546.423	5.179
Technical revaluation		9.714.954	9.746.443	Accruals	(18)	34.649.896	34.704.302
Less: Accumulated depreciation		2.479.890.587	2.326.654.819	Deferred taxes	(7 b)	57.061.195	59.047.816
				Other liabilities		4.294.817	8.075.208

TOTAL PROPERTY, PLANT AND EQUIPMENT, NET		1.264.756.346	1.388.512.115	TOTAL LONG-TERM LIABILITIES		511.236.546	514.228.838

				MINORITY INTEREST	(20)	1.557.809	1.666.155

OTHER NON-CURRENT ASSETS				SHAREHOLDERS' EQUITY	(21)
Investments in related companies	(11)	7.956.777	8.528.568	Paid-in capital		912.692.729	917.292.990
Investments in other companies		4.093	4.081	Price-level restatement of paid-in capital		(2.738.078)	(7.338.344)
Goodwill	(12)	17.285.055	19.585.489	Other reserves		(1.586.554)	(1.030.372)
Other receivables	(5)	13.436.775	22.707.059	Retained earnings		15.323.743	117.096.410
Intangibles	(13)	48.731.730	47.257.616	Retained earnings		25.107.770	372.290.453
Less: Accumulated amortization	(13)	12.975.999	7.897.539	Net income		734.109	8.507.311
Others non-current asset	(14)	17.661.632	16.758.621	Less: Interim dividend		10.518.136	263.701.354

TOTAL OTHER ASSETS		92.100.063	106.943.895	TOTAL SHAREHOLDERS' EQUITY		923.691.840	1.026.020.68

TOTAL ASSETS		1.662.895.366	1.913.437.362	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		1.662.895.366	1.913.437.36

The accompanying notes 1 to 36 are an integral part of these consolidated financial statements

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

     CONSOLIDATED STATEMENTS OF INCOME
FOR THE PERIOD ENDED MARCH 31, 2006 AND 2005
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of March 31, 2006)

		2006	2005
OPERATING INCOME:		ThCh$	ThCh$

Operating revenues		140.803.991	142.255.472
Less: Operating costs		89.715.889	86.740.419

Gross profit		51.088.102	55.515.053
Less: Administrative and selling expenses		31.638.204	32.907.211

OPERATING INCOME		19.449.898	22.607.842

NON-OPERATING RESULTS:
Interest income		673.170	3.479.111
Equity in earnings of equity-method investees	(11)	459.400	408.640
Other non-operating income	(22 a)	498.885	602.234
Equity in losses of equity-method investees	(11)	37.003	7.663
Less: Amortization of goodwill	(12)	1.113.204	389.296
Less: Interest expense and other		4.942.589	8.976.972
Less: Other non-operating expenses	(22 b)	10.125.274	1.495.549
Price-level restatement, net	(23)	(652.049)	(5.591.650)
Foreign exchange gain, net	(24)	226.786	2.471.244

NON-OPERATING (LOSS) INCOME, NET		(15.011.878)	(9.499.901)

INCOME BEFORE INCOME TAXES AND MINORITY INTEREST		4.438.020	13.107.941
Income taxes	(7 c)	(3.768.519)	(4.619.354)

INCOME BEFORE MINORITY INTEREST		669.501	8.488.587
Minority interest	(20)	64.608	18.724

NET INCOME FOR THE YEAR		734.109	8.507.311

The accompanying notes 1 to 36 are an integral part of these consolidated financial statements

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE PERIOD ENDED MARCH 31, 2006 AND 2005
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of March 31, 2006)

	2006	2005

	ThCh$	ThCh$

NET CASH
FROM OPERATING ACTIVITIES	48.206.938	74.903.462

Net income for the year	734.109	8.507.311

Sales of assets:	38.788	(1.235)

Utility on sales of property, plant and equipment	-	(1.235)
Loss on sales of investments	38.788	-

Debits ( credits ) to income that do not represent
cash flows:	60.747.896	61.883.312

Depreciation in operating income for the period	49.787.946	51.047.083
Amortization of intangibles	1.165.897	853.890
Provisions and write offs	8.123.726	6.227.868
Equity participation in income of equity method investees (less)	(459.400)	(408.640)
Equity participation in losses of equity method investees	37.003	7.663
Amortization of goodwill	1.113.204	389.296
Price-level restatement	652.049	5.591.650
Foreign currency translation	(226.786)	(2.471.244)
Other credits to income that do not represent
cash flows (less)	(55.662)	(6.979)
Other debits to income that do not represent
cash flows	609.919	652.725

Changes in operating assets
(Increase) decrease:	(9.085.935)	5.690.812

Trade accounts receivable	(11.257.144)	(7.401.294)
Inventories	(1.196.049)	1.684.178
Other assets	3.367.258	11.407.928

Changes in operating liabilities
Increase (decrease):	(4.163.312)	(1.158.014)

Accounts payable related to
operating activities	(2.930.897)	6.522.454
Interest payable	222.908	(2.786.528)
Income taxes payable (net)	83.650	445.031
Other accounts payable related to non-operating
activities	(1.121.914)	(827.463)
V.A.T. and other similar taxes payable	(417.059)	(4.511.508)

Minority interest	(64.608)	(18.724)

The accompanying notes 1 to 36 are an integral part of these consolidated financial statements

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE PERIOD ENDED MARCH 31, 2006 AND 2005
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of March 31, 2006)

	2006	2005
	ThCh$	ThCh$
NET CASH USED IN
FINANCING ACTIVITIES	(38.462.627)	(69.788.588)

Obligations with the public	64.812.589	12.108.021
Loans repaid (less)	-	(10.236.275)
Repayment of obligations with the public (less)	(103.275.216)	(71.660.334)

NET CASH USED IN
INVESTING ACTIVITIES	(18.927.737)	(25.928.621)

Sales of property, plant and equipment	60.357	154.451
Acquisition of property, plant and equipment (less)	(18.988.094)	(14.011.101)
Investments in financial instruments (less)	-	(4.308.159)
Other investing activities (less)	-	(7.763.812)

NET CASH FLOWS FOR THE PERIOD	(9.183.426)	(20.813.747)

EFFECT OF INFLATION ON CASH AND CASH EQUIVALENTS	281.076	1.357.885

NET INCREASE OF CASH AND CASH EQUIVALENTS	(8.902.350)	(19.455.862)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	94.975.775	162.310.735

CASH AND CASH EQUIVALENTS AT END OF PERIOD	86.073.425	142.854.873

The accompanying notes 1 to 36 are an integral part of these consolidated financial statements

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

(Translation of financial statements originally issued in Spanish – See Note 2)
Notes to the Consolidated Financial Statements

1. Composition of Consolidated Group and Registration with the Securities Registry:

a) The Company is a publicly-held corporation that is registered in the Securities Registry under No. 009 and is therefore subject to supervision by the Chilean Superintendency of Securities and Insurance (“SVS”).

b) Subsidiary companies registered with the Securities Registry:

			Participation (direct & indirect)

Subsidiaries	TAXPAYER	Registration	2006	2005
	No.	Number	%	%

Telefónica Mundo S.A.	96,551,670-0	456	99.16	99.16
Globus 120 S.A.	96,887,420-9	694	99.99	99.99
Telefónica Asistencia y Seguridad S.A.	96,971,150-8	863	99.99	99.99

2. Summary of Significant Accounting Policies:

(a) Accounting period:

The interim consolidated financial statements correspond to the three-month periods ended March 31, 2006 and 2005.

(b) Basis of preparation:

These interim consolidated financial statements (hereinafter “the financial statements”) have been prepared in accordance with Generally Accepted Accounting Principles in Chile (“Chilean GAAP”) and standards set forth by the Chilean Superintendency of Securities and Insurance (“SVS”). In the event of any discrepancies in these regulations, SVS regulations supersede Chilean GAAP. Certain accounting practices applied by the Company that conform to Chilean GAAP may not conform to generally accepted accounting principles in the United States (“US GAAP”) or International Financial Reporting Standards (“IFRS”). For the convenience of the reader, these financial statements have been translated from Spanish to English.

The Company’s financial statements as of June 30 and December 31 of each year are prepared in order to be reviewed and audited respectively, in accordance with current legal regulations. With respect to the quarterly financial statements as of March and September, the Company voluntarily submits these to an interim financial information review performed in accordance with the regulations established for this type of review, described in generally accepted auditing standard No. 45 Section No. 722, issued by the Chilean Association of Accountants.

(c) Basis of presentation:

The interim consolidated financial statements for 2005 and their notes have been adjusted for comparison purposes by 4.1% in order to allow comparison with the 2006 interim financial statements. For comparison purposes, certain reclassifications have been made to the 2005 financial statements.

(d) Basis of consolidation:

These consolidated financial statements include the assets, liabilities, income and cash flows of the Parent Company and subsidiaries. Significant intercompany transactions have been eliminated, and the participation of minority investors has been recognized under Minority Interest (See Note 20).

2. Summary of Significant Accounting Policies, continued:

(d) Basis of consolidation, continued:

Companies included in consolidation:
As of March 31, 2006, the consolidated group (The Company) is composed of Compañía de Telecomunicaciones de Chile S.A. and the following subsidiaries:

		Economic Participation Percentage

TAXPAYER	Company Name
No.			2006		2005
		Direct	Indirect	Total	Total

96,551,670-0	Telefónica Mundo S.A.	99.16	-	99.16	99.16
96,961,230-5	Telefonica Gestión de Servicios Compartidos Chile S.A.	99.99	-	99.99	99.99
74,944,200-K	Fundación Telefónica Chile	50.00	-	50.00	50.00
96,887,420-9	Globus 120 S.A.	99.99	-	99.99	99.99
96,971,150-8	Telefónica Asistencia y Seguridad S.A.	99.99	-	99.99	99.99
90,430,000-4	Telefónica Empresas CTC Chile S.A.	99.99	-	99.99	99.99
78,703,410-1	Tecnonáutica S.A. (1)	99.99	-	99.99	99.99
96,834,320-3	Telefónica Internet Empresas S.A. (2)	99.99	-	99.99	99.99
96,811,570-7	Administradora de Telepeajes de Chile S.A.	-	79.99	79.99	79.99
96,545,500-0	CTC Equipos y Servicios de Telecomunicaciones S.A. (3)	-	-	-	99.99

1) On January 26, 2006, Telefónica Internet S.A. sold 449,081 shares to Telefónica CTC Chile for ThCh$1,624,273 corresponding to its participation in that company. On that same date, CTC Equipos y Servicios S.A. sold 1 share to Telefónica CTC Chile S.A. for ThCh$4 corresponding to its participation in that company.

2) On January 27, 2006 ,Telefónica Empresas CTC Chile sold 215,099 shares to Telefónica CTC Chile for ThCh $1,468,683 corresponding to its participation in that company.
On January 26, CTC Equipos y Servicios S.A. sold 16 shares to Telefónica CTC Chile for ThCh $132 corresponding to its participation in that company.

3) On March 1, 2006, Telefónica CTC Chile absorbed subsidiary CTC Equipos y Servicios de Telecomunicaciones S.A. after purchasing 1 share of that company from third parties for ThCh$11 on February 28, 2006.

2. Summary of Significant Accounting Policies, continued:

(e) Price-level restatement:

The interim consolidated financial statements have been adjusted by applying price-level restatement standards, in accordance with Chilean GAAP, in order to reflect the changes in the purchasing power of the currency during both periods. The accumulated variation in the CPI as of March 31, 2006 and 2005, for initial balances, is -0.3% and -0.8%, respectively.

(f) Basis of conversion:

Assets and liabilities in US$ (United States dollars), Euros, Brazilian Reales and UF (Unidad de Fomento) have been converted to pesos at the exchange rates as of each period end:

YEAR	US$	EURO	BRAZILIAN REAL	UF

2006	526.18	637.56	243.26	17,915.66
2005	585.93	759.57	219.82	17,198.78

Foreign currency translation differences resulting from the application of this Standard are credited or debited to income for the period.

(g) Time deposits:

Time deposits are carried at cost plus adjustments, where applicable, and accrued interest up to period end.

(h) Marketable securities:

Fixed income securities are recorded at their price-level restated acquisition value, plus interest accrued as of each period end using the real rate of interest determined as of the date of purchase, or their market value, whichever is less.

(i) Inventories:

Equipment held for sale is carried at price-level restated acquisition or development cost or at market value, whichever is less.

Inventories estimated to be used during the next twelve months are classified as current assets and their cost is price-level restated. The obsolescence provision has been determined on the basis of a survey of materials with slow turnover.

2. Summary of Significant Accounting Policies, continued:

(j) Allowance for doubtful accounts:

Different percentages are applied when calculating the allowance for doubtful accounts, taking into consideration the aging of such accounts. The allowance for debts exceeding 120 days, or 180 days in the case of large customers (corporations), ), is for 100% of the amount receivable.

(k) Property, plant and equipment:

Property, plant and equipment are carried at their price-level restated acquisition and/or construction cost.

Property, plant and equipment acquired up to December 31, 1979 are carried at their appraisal value, as stipulated in Article 140 of D.F.L. No. 4, and those acquired subsequently are carried at their acquisition value, except for those assets which are carried at the appraisal value recorded as of September 30, 1986, as authorized in SVS Circular No. 550. All these values have been price-level restated.

(l) Depreciation of property, plant and equipment:

Depreciation has been calculated and recorded on a straight-line basis over the estimated useful lives of the assets. The average annual financial depreciation rate of the Company is approximately 7.82% .

(m) Leased assets:

Rented Assets with a purchase option and whose contracts meet the characteristics of a financial lease are recorded in a similar fashion to the acquisition of property, plant and equipment, by recognizing the full obligation and interest on an accrual basis. These assets are not legally owned by the Company; therefore until it exercises the purchase option they cannot be freely disposed of.

(n) Intangibles:

i) Rights to underwater cable:
Corresponds to the rights acquired by the Company for the use of an underwater cable to transmit voice and data. This right is amortized over the term of the respective contracts, with a maximum of 25 years.

ii) Software licenses:
Software licenses are valued at their price-level restated acquisition cost. Amortization is calculated using the straight-line method over their estimated useful life, which does not exceed 4 years.

(ñ) Investments in related companies:

These investments are accounted for under the equity method, which recognizes the investor’s share of income on an accrual basis. For investments abroad, the valuation methodology applied is that defined in Technical Bulletin No. 64. These investments are controlled in dollars, since they are in countries deemed to be unstable and their activities are not an extension of the operations of the Parent Company.

2. Summary of Significant Accounting Policies, continued:

(o) Goodwill:

Corresponds to the valuation differences that are created when adjusting the cost of the investments, adopting the equity method or making a new purchase. Goodwill and negative goodwill amortization periods have been determined considering aspects such as the nature and characteristics of the business and the estimated period of return of the investment. Goodwill arising on the acquisition of investments abroad is controlled in United States dollars (same currency in which the investment is controlled) as per Technical Bulletin No. 64 of the Chilean Accountants Association. (See Note 12).

Goodwill impairment has been assessed as required in SVS Circular No.1,697 and Technical Bulletin No. 72 issued by the Chilean Association of Accountants.

(p) Transactions with repurchase agreements:

Purchases of securities under agreement to resell are recorded as fixed rate securities and are classified under Other Current Assets (see note 8).

(q) Obligations with the public:

  Bonds payable are presented in liabilities at the par value of the issued bonds (see note 17b). The difference between the par and placement value, determined on the basis of the designated interest rate for the transaction, is deferred and amortized using the straight-line method over the term of the respective bond (see notes 8 and 14).

  Commercial paper is presented in liabilities at its placement value, plus accrued interest (see note 17a).

  Costs directly related to the placement of these obligations are deferred and amortized using the straight-line method over the term of the respective liability.

(r) Income tax and deferred income taxes:

Income tax is recorded on the basis of taxable net income. Deferred taxes on all temporary differences, usable tax loss carry forwards, and other events that create differences between the tax and accounting values are recognized in accordance with, Technical Bulletins No. 60 and its modifications issued by the Chilean Accountants Association and as established by SVS Circular No.1,466 dated January 27, 2000.

(s) Staff severance indemnities:

For employees who qualify for this benefit, the Company’s staff severance indemnities obligation is provided for by applying the present value of the obligation using an annual discount rate of 6%, considering estimates such as the future service period of the employee, mortality rate of employees and salary increases determined on the basis of actuarial calculations (see Note 19).
Costs for past services of the employees produced by changes in the actuarial bases, are deferred and amortized over average periods of employees’ future service periods.

(t) Revenue recognition:

The Company’s revenues are recognized on an accrual basis in accordance with Chilean GAAP. Since billing dates are different from the accounting close date, as of the date of preparation of these financial statements provisions have been established for services provided and not billed, which are determined on the basis of contracts, traffic, prices and current conditions for the period. These amounts are recorded under Trade Accounts Receivable.

2. Summary of Significant Accounting Policies, continued:

(u) Foreign currency forwards:

The Company has entered into future foreign currency contracts, which represent a hedge against the variation in the exchange rate of its obligations in foreign currency.

These instruments are valued in accordance with Technical Bulletin No. 57 of the Chilean Accountants Association.

The rights and obligations acquired are detailed in Note 27, reflecting in the balance sheet only the net right or obligation at period end, classified according to the maturity of each contract under Other Current Assets or Other Payables, as applicable. The contract’s implicit premium is deferred and amortized using the straight-line method over the term of the contract.

(v) Interest rate coverage:

Interest on loans for which associated interest rate swaps have been entered into is recorded recognizing the effect of those contracts on the interest rate established in such loans. The rights and obligations acquired therein are shown under Other Creditors or under Other Current Assets, as applicable (See Note 27).

(w) Computer software:

The cost of software purchased is deferred and amortized using the straight-line method over a maximum period of four years and classified under Other property, plant and equipment.

(x) Research and development expenses:

Research and development expenses are charged to income in the period in which they are incurred. Those expenses have not been significant in recent years.

(y) Accumulated adjustment for conversion differences:

The Company recognizes in this equity reserve account the difference from exchange rate fluctuations and the Consumer Price Index (C.P.I.) from restating its investments abroad. These investments are controlled in United States dollars. The balance in this account is credited (or charged) to income in the same period in which the net income or loss on the total or partial disposal of these investments is recognized.

(z) Statement of cash flows:

For the purposes of preparing the Statement of Cash Flows according to Technical Bulletin No. 50 of the Chilean Accountants Association and SVS Circular No.1,312, the Company defines cash equivalents as securities under agreements to resell and time deposits maturing in less than 90 days.

Cash flows related to the Company’s line of business and all cash flows not defined as from investing or financing activities are included under “Cash Flows from Operating Activities”.

2. Summary of Significant Accounting Policies, continued:

(aa) Correspondents:

The Company currently has agreements with foreign correspondents, which set the conditions that regulate international traffic. The correspondents are charged or paid, according to net traffic receivable/payable and the rates set in each agreement.

This receivable/payable is recorded on an accrual basis; the costs and income for the period are recognized on an accrual basis, and the net balances receivable and payable of each correspondent are recorded under “Trade Accounts Receivable” or “Accounts Payable”, as applicable.

3. Accounting Changes:

a) Accounting changes

During the periods covered in these interim consolidated financial statements, the accounting principles have been consistently applied.

b) Change in estimate

i) Change in the estimations of staff severance indemnities

Changes in actuarial hypotheses
As established in Technical Bulletin No. 8 issued by the Chilean Association of Accountants and in light of the new contractual conditions derived from the organizational restructuring undergone by the Company, a series of studies were undertaken to modify the calculation base for the staff severance indemnities provision. Initially, in December 2004, this meant recognizing deferred assets of ThCh$4,872,939 (historical). After these studies were concluded during 2005, the Company decided to also include other actuarial estimates in the calculation methodology used for this provision. The additional variables modified were: personnel turnover index, mortality rate and future salary increases. As a result of these modifications, the Company recorded deferred assets of ThCh$3,648,704 in the year 2005. Both effects will be amortized over the future service period of the employees with this benefit (see portion to be amortized in the short-term in Note 8 (3) and in the long-term in Note 14 (2).

Change in the discount rate
During the first quarter of 2006 an evaluation was performed of the market interest rate used to calculate the current value of staff severance indemnities. After completing this analysis the Company decided to reduce the discount rate from 7% to 6%. As a result of these modifications, the Company recorded deferred tax assets of ThCh$ 2,797,402 in 2006 which will be amortized over the future years of service of the employees that qualify for this benefit.

4. Marketable Securities:

The balance of marketable securities is as follows:

DESCRIPTION	2006	2005
	ThCh$	ThCh$

Shares	-	442,929
Publicly offered promissory notes	15,876,763	32,428,143

Total	15,876,763	32,871,072

Publicly offered promissory notes (Fixed Income)

	Date		Par	Book Value		Market Value ThCh$	Provision

Instrument	Purchase	Maturity	Value	Amount	Rate
			ThCh$	ThCh$	%		ThCh$

BCD0500907	Dec-04	Sep-07	2,630,900	2,636,312	5%	2,636,312	(43,641)
BCD0500907	Ago-05	Sep-07	1,841,630	1,845,419	5%	1,845,419	(14,494)
BCD0500907	Sep-05	Sep-07	2,104,720	2,109,050	5%	2,109,050	(28,263)
BCD0500907	Sep-05	Sep-07	2,630,900	2,636,312	5%	2,636,312	(34,981)
BCD0500907	Sep-05	Sep-07	2,630,900	2,636,312	5%	2,636,312	(33,324)
BCD0500907	Sep-05	Sep-07	526,180	527,263	5%	527,263	(6,673)
BCD0500907	Sep-05	Sep-07	526,180	527,263	5%	527,263	(6,370)
BCD0500907	Sep-05	Sep-07	1,052,360	1,054,525	5%	1,054,525	(12,603)

	Sub-Total		13,943,770	13,972,456		13,972,456	(180,349)
BCU500909	Nov-05	Sep-09	1,791,566	1,904,307	5%	1,932,684	-
	Sub-Total		1,791,566	1,904,307		1,932,684	-

	Total		15,735,336	15,876,763		15,905,140	(180,349)

5. Currentand long-term receivables:

The detail of current and long-term receivables is as follows:

	Current									Long-term

Description	Up to 90 days		Over 90 up to 1 year		Subtotal	Total Current (net)
	2006	2005	2006	2005	2006	2006		2005		2006	2005
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	%	ThCh$	%	ThCh$	ThCh$

Trade accounts receivable	188,685,057	242,447,362	14,953,038	4,737,133	203,638,095	141,484,751	100.0	158,632,137	100.0	940,349	2,335,135
Fixed telephony service	160,960,079	168,793,596	1,115,650	1,779,547	162,075,729	108,758,074	76.87	95,109,077	59.96	940,349	2,335,135
Long distance	10,071,688	48,200,946	11,799,880		21,871,568	15,874,836	11.22	39,566,886	24.94	-	-
Communications companies	16,261,122	21,329,008	1,688,267	2,789,283	17,949,389	16,480,499	11.65	20,415,936	12.87	-	-
Other	1,392,168	4,123,812	349,241	168,303	1,741,409	371,342	0.26	3,540,238	2.23	-	-
Allowance for doubtful accounts	(56,104,730)	(87,521,874)	(6,048,614)	(1,030,484)	(62,153,344)	-		-		-	-
Notes receivable	8,075,933	11,796,235	162,841	265,049	8,238,774	3,570,343		3,329,090		-	-
Allowance for doubtful notes	(4,668,431)	(8,732,194)	-	-	(4,668,431)	-		-		-	-
Miscellaneous accounts receivable	10,200,812	6,934,177	2,593,215	18,929,043	12,794,027	12,794,027		25,863,220		12,496,426	20,371,924
Allowance for doubtful accounts	-	-	-	-	-	-		-		-	-

						Long-term receivables				13,436,775	22,707,059

6. Balances and transactions with related entities:

a) Receivables from related parties are as follows:

		Short-term		Long-term

Taxpayer No.	Company	2006	2005	2006	2005
		ThCh$	ThCh$	ThCh$	ThCh$

96,990,810-7	Telefónica Móviles Chile Distribución S.A.	49,744	-	-	-
Foreign	Telefónica España	218,610	41,649	-	-
93,541,000-2	Impresora y Comercial Publiguías S.A.	3,335,215	4,687,400	-	-
Foreign	Emergia USA	-	45,817	-	-
96,834,230-4	Terra Networks Chile S.A.	1,285,464	1,204,879	-	-
96,895,220-K	Atento Chile S.A.	529,693	353,324	-	-
96,910,730-9	TIWS Chile S.A.	176,160	133,722	-	-
Foreign	Telefónica LD Puerto Rico	-	3,339	-	-
Foreign	Telefonica Data EEUU	39,532	52,169	-	-
Foreign	Telefónica Data España	409,752	174,535	-	-
Foreign	Telefónica Argentina	1,313,093	837,495	-	-
Foreign	Telefónica Gestión de Servicios Compartidos España	11,202	-	-	-
96,786,140-5	Telefónica Móvil de Chile S.A.	6,304,010	7,453,325	-	-
Foreign	Telefónica Procesos Tec. de Información	1,338,177	1,453,262	-	-
59,083,900-0	Telefónica Ingenieria de Seguridad S.A.	4,159	2,444	-	-
Foreign	TIWS América S.A.	512,061	257,803	-	-
96,672,160-K	Telefónica Móviles Chile S.A.	874,979	-	-	-
Foreign	Telefónica Perú	1,934	-	-	-
96,942,730-3	Telefónica Mobile Solutions Chile S.A.	124,805	125,434	-	-

	Total	16,528,590	16,826,597	-	-

There have been charges and credits recorded to current accounts with these companies for invoicing of sale of materials, equipment and services.

b) Payables to related parties are as follows:

		Short-term		Long-term

Taxpayer No.	Company	2006	2005	2006	2005
		ThCh$	ThCh$	ThCh$	ThCh$

Foreign	Telefónica España	-	36,025	-	-
96,527,390-5	Telefónica Internacional Chile S.A.	419,226	139,680	-	-
93,541,000-2	Impresora y Comercial Publiguías S.A.	855,870	1,437,337	-	-
Foreign	Telefónica Perú	-	54,665	-	-
96,834,230-4	Terra Networks Chile S.A.	4,793,546	4,255,423	-	-
96,895,220-K	Atento Chile S.A.	1,273,075	3,316,264	-	-
96,910,730-9	TIWS Chile S.A.	1,149,484	108,807	-	-
59,083,900-0	Telefónica Ingenieria de Seguridad S.A.	2,181	-	-	-
Foreign	Telefónica Guatemala	67,760	5,866	-	-
Foreign	Telefónica El Salvador	17,425	162,527	-	-
96,786,140-5	Telefónica Móvil de Chile S.A.	14,090,992	12,331,437	-	-
Foreign	Telefónica Argentina	-	586,326	-	-
Foreign	TIWS América S.A.	721,741	1,352,369	-	-
Foreign	Telefónica LD Puerto Rico	13,820	-	-	-
Foreign	Telefónica Sao Paulo	29,534	-	-	-
96,672,160-K	Telefónica Móviles Chile S.A.	3,816,367	-	-	-
Foreign	Telefonica Investigacion y Desarrollo	511,567	980,358	-	-
96,942,730-3	Telefónica Mobile Solutions Chile S.A.	-	3,806	-	-
Foreign	Atento Servicios Técnicos Y Consultoría	59,377	-	-	-

	Total	27,821,965	24,770,890	-	-

As per Article No. 89 of the Corporations Law, all these transactions are carried out under conditions similar to those that normally prevail in the market.

6. Balances and transactions with related companies, continued:

c) Transactions:

Company	Tax No.	Nature of Relationship	Description of transaction	2005 ThCh$		2004 ThCh$
				Amount	Effect on income	Amount	Effect on income
Telefónica España	Foreign	Parent Co.	Sales Purchases	113.797 (76.959)	113.797 (76.959)	165.719 (49.587)	165.719 (49.587)
Telefonica Data EEUU	Foreign	Associate	Sales	10.803	10.803	-	-
Telefónica Internacional Chile S.A.	96,527,390-5	Parent Co.	Purchases	(139.787)	(139.787)	(139.706)	(139.706)
Impresora y Comercial Publiguías S.A.	93,541,000-2	Associate	Sales Purchases	915.901 (1.491.875)	915.901 (1.491.875)	1.036.345 (927.079)	1.036.345 (927.079)
Terra Networks Chile S.A.	96,834,230-4	Associate	Sales Purchases	1.397.240 (168.689)	1.397.240 (168.689)	1.361.442 (139.429)	1.361.442 (139.429)
Atento Chile S.A.	96,895,220-K	Associate	Sales Purchases	207.223 (3.904.742)	207.223 (3.904.742)	455.463 (3.794.965)	455.463 (3.794.965)
Telefónica Argentina	Foreign	Associate	Sales Purchases	502.779 (262.821)	502.779 (262.821)	171.843 (141.353)	171.843 (141.353)
Telefonica WholeSale International Services	Foreign	Associate	Sales Purchases	- -	- -	50.160 (685.544)	50.160 (685.544)
Telefónica Sao Paulo	Foreign	Associate	Sales Purchases	51.474 (54.232)	51.474 (54.232)	25.714 (29.904)	25.714 (29.904)
Telefónica Guatemala	Foreign	Associate	Sales Purchases	1.912 (17.929)	1.912 (17.929)	1.304 (3.395)	1.304 (3.395)
Telefónica Perú	Foreign	Associate	Sales Purchases	161.708 (224.223)	161.708 (224.223)	89.349 (98.152)	89.349 (98.152)
Telefónica LD Puerto Rico	Foreign	Associate	Sales Purchases	1.569 (4.557)	1.569 (4.557)	2.264 (1.906)	2.264 (1.906)
Telefónica El Salvador	Foreign	Associate	Sales Purchases	1.279 (10.272)	1.279 (10.272)	757 (3.749)	757 (3.749)
Telefónica Móvil de Chile S.A.	96,786,140-5	Associate	Sales Purchases	3.046.300 (10.833.228)	3.046.300 (10.833.228)	3.657.818 (12.667.378)	3.657.818 (12.667.378)
Telefónica Móviles Chile Larga Distancia S.A.	96,672,160-K	Associate	Sales Purchases	- -	- -	410.673 (3.315.817)	410.673 (3.315.817)
Telefónica Móviles Chile Inversiones S.A.	87,845,500-2	Associate	Sales Purchases	249.207 (2.409.774)	249.207 (2.409.774)	- -	- -
Telefonica WholeSale International Services Uruguay	Foreign	Associate	Purchases	(274.137)	(274.137)	-	-
TIWS Chile S.A.	96,910,730-9	Associate	Sales Purchases	249.133 (1.124.106)	249.133 (1.124.106)	288.126 (432.097)	288.126 (432.097)

The conditions of the agreement related to intercompany transactions between the Company and its equity-method investees and its mercantile current account are short and long-term, respectively, in the case of Telefónica Internacional Chile S.A., It is denominated in US dollars, accruing interest at a variable rate adjusted to market rates (US$ + Market Spread)

In the case of Sales and Services Rendered, these mature in the short-term (less than a year) and the maturity terms for each case vary based on the related transaction,

7. Current and deferred income taxes:

a) General information:

As of March 31, 2006 and 2005, the Parent Company has established a first category income tax provision, as it has taxable net income of ThCh$27,209,135 and ThCh$25,507,788, respectively.

In addition, as of March 31, 2006 and 2005, a provision for first category income tax in subsidiaries was recorded in the amounts of ThCh$8,396,847 and ThCh$6,881,371, respectively.

The companies in the group with positive Retained Taxable Earnings and their associated credits are as follows:

Subsidiaries	Retained	Retained	Retained	Retained	Retained	Amount
	Taxable	Taxable	Taxable	Taxable	Taxable	of
	Earnings	Earnings	Earnings	Earnings	Earnings	credit
	w/15% credit	w/16% credit	w/16.5% credit	w/17% credit	w/o credit
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Telefónica Gestión Servicios Compartidos de Chile S.A.	-	-	-	455,346	93,394	93,264
Telefónica Mundo S.A.	-	66,169	4,418,074	33,216,402	3,574,555	7,688,984
Globus 120 S.A.	2,179,207	825,635	591,061	2,265,630	359,555	1,122,670
Tecnonáutica S.A.	-	-	-	26,883	33,755	5,506
Telefónica Empresas CTC Chile S.A.	-	-	1,685,904	26,747,844	2,456,845	5,811,609
Compañía de Telecomunicaciones de Chile S.A.	-	-	-	20,379,836	12,485,570	4,174,183

Total	2,179,207	891,804	6,695,039	83,091,941	19,003,674	18,896,216

7. Current taxes , and deferred income continued: b) Deferred taxes:

As of March 31, 2006 and 2005 the accumulated balances of temporary differences that originated net deferred tax liabilities in the amount of ThCh$44,726,385 and ThCh$43,631,777, are as follows:

Description	2006				2005

	Deferred tax assets		Deferred tax liabilities		Deferred tax assets		Deferred tax liabilities

	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Allowance for doubtful accounts	10,500,214	-	-	-	14,598,602	-	-	-
Vacation provision	399,520	-	-	-	335,335	-	-	-
Tax benefits for tax losses	103,556	1,041,551	-	-	-	1,557,414	-	-
Staff severance indemnities	-	17,017	-	5,186,043	-	-	-	6,035,102
Leased assets and liabilities	-	57,939	-	77,666	-	74,673	-	124,572
Property, plant and equipment	-	4,166,389	-	161,041,385	9,056	4,095,552	-	173,037,221
Termination provision	121,973	-	-	-	-	-	-	-
Difference in amount of capitalized staff severance	-	485,546	-	-	-	694,559	-	-
Software	-	-	-	1,705,989	-	-	-	4,096,453
Deferred charge on sale of assets	-	-	-	839,607	-	-	-	1,360,258
Collective negotiation bonus	-	-	-	143,064	-	-	-	19,274
Other	1,268,129	271,417	58,582	4,066,661	479,234	279,754	6,188	4,585,717

Sub-Total	12,393,392	6,039,859	58,582	173,060,415	15,422,227	6,701,952	6,188	189,258,597

Complementary accounts net of accumulated amortization	-	(3,540,741)	-	(113,500,102)	-	(3,932,400)	-	(127,441,229)

Sub-Total	12,393,392	2,499,118	58,582	59,560,313	15,422,227	2,769,552	6,188	61,817,368

Tax reclassification	(58,582)	(2,499,118)	(58,582)	(2,499,118)	(6,188)	(2,769,552)	(6,188)	(2,769,552)

Total	12,334,810	-	-	57,061,195	15,416,039	-	-	59,047,816

7. Current and deferred income taxes, continued:

c) Income tax breakdown:

The current tax expense shown in the following table is based on taxable income:

Description	2006	2005
	ThCh$	ThCh$

Common tax expense before tax credit (income tax 17%)	6,053,017	5,506,157
Current tax expense (article 21 single tax at 35%)	7,619	6,406

Income tax subtotal	6,060,636	5,512,563

- Current period deferred taxes	(5,664,818)	(4,269,678)
- Tax benefits from tax loss carry forwards	-	(15,788)
- Effect of amortization of complementary accounts for deferred assets and liabilities	3,372,701	3,392,257

Deferred tax subtotal	(2,292,117)	(893,209)

Total expense tax	3,768,519	4,619,354

8. Other Current Assets:

The detail of other current assets is as follows:

Description	2006	2005
	ThCh$	ThCh$

Fixed income securities purchased with resale agreement (note 9)	51,004,757	59,742,476
Deferred union contract bonus (1)	790,346	2,316,770
Deferred exchange insurance premiums	38,618	768,676
Telephone directories for connection program	1,728,065	3,332,307
Deferred higher bond discount rate (note 25)	234,462	59,037
Deferred disbursements for placement of bonds (note 25)	282,832	423,521
Commercial paper issuance costs (note 25)	-	176,703
Deferred disbursements for foreign financing proceeds (2)	852,966	567,168
Exchange difference insurance receivable (net of partial liquidations)	1,102,964	3,159,401
Deferred staff severance indemnities charges (3)	1,216,284	715,237
Dispensable property	117,748	117,137
Others	838,758	1,605,812

Total	58,207,800	72,984,245

(1)
Between November and December 2003, the Company negotiated a 32-month and 36-month union contract with a number of its employees, granting them, among other benefits, a signing bonus. That bonus was paid in November and December 2003. The total benefit of ThCh$3,425,245 (historical) was deferred using the straight-line method over the term of the union agreement.

The long-term portion is shown under Other (Other long –Term assets) (Note 14).

(2)
This amount corresponds to the cost (net of amortization) of the mandatory reserve paid to the Central Bank of Chile and disbursements incurred for foreign loans obtained by the Company to finance its investment plan.

(3)
Corresponds to the short-term portion to be amortized due to changes in the actuarial hypotheses and in the discount rate, as described in Note 3, and for the concept of loans to employees as indicated in Note 14 (3).

9. Information regarding purchase commitment and sales commitment transactions (agreements):

Code	Dates		Counterparty	Original	Subscription	Rate	Final Value	Instrument	Book Value
	Inception	End		currency	value ThCh$		ThCh$	Identification	ThCh$

CRV	Mar 28,2006	Apr 04,2006	BANCO DEL ESTADO DE CHILE		$106.345	0,36%	106.434	BCP-0800708	106.383
CRV	Mar 28,2006	Apr 04,2006	BANCO DEL ESTADO DE CHILE		$1.553.497	0,36%	1.554.802	BCP-0800614	1.554.056
CRV	Mar 29,2006	Apr 05,2006	BANCO DE CREDITO E INVERSIONES		$2.000.000	0,39%	2.001.820	BCP-0800407	2.000.520
CRV	Mar 27,2006	Apr 06,2006	BANCO DE CREDITO E INVERSIONES		$1.300.000	0,39%	1.301.690	BCP-800708	1.300.676
CRV	Mar 30,2006	Apr 06,2006	BANCO DEL ESTADO DE CHILE		$2.080.318	0,36%	2.082.065	BCP0800907	2.080.568
CRV	Mar 30,2006	Apr 06,2006	CITIBANK		$972.295	0,38%	973.157	BCP-0800709	972.418
CRV	Mar 30,2006	Apr 06,2006	CITIBANK		$25.969	0,38%	25.992	BCP-0800907	25.972
CRV	Mar 31,2006	Apr 10,2006	BBVA		$1.000.000	0,32%	1.001.067	PCBC09506	1.000.000
CRV	Mar 28,2006	Apr 12,2006	BANCO DE CREDITO E INVERSIONES		$3.000.000	0,39%	3.005.850	BCP-800708	3.001.170
CRV	Mar 28,2006	Apr 12,2006	BANCO DE CREDITO E INVERSIONES		$200.000	0,39%	200.390	BCP-800708	200.078
CRV	Mar 30,2006	Apr 12,2006	HSBC BANK		$1.064.348	0,36%	1.066.008	BCP-0800708	1.064.476
CRV	Mar 30,2006	Apr 12,2006	HSBC BANK		$4.435.652	0,36%	4.442.572	BCP-0800614	4.436.184
CRV	Mar 31,2006	Apr 19,2006	BANCO DEL ESTADO DE CHILE		$8.764.220	0,37%	8.784.757	BCP-0800708	8.764.220
CRV	Mar 31,2006	Apr 19,2006	BANCO DEL ESTADO DE CHILE		$720.972	0,37%	722.661	BCP-0800709	720.972
CRV	Mar 31,2006	Apr 19,2006	BANCO SANTADER SANTIAGO		$4.953.590	0,38%	4.965.512	PDBC200606	4.953.590
CRV	Mar 31,2006	Apr 19,2006	BANCO SANTADER SANTIAGO		$346.410	0,38%	347.244	BCD0500108	346.410
CRV	Mar 31,2006	Apr 26,2006	BANCO DE CREDITO E INVERSIONES		$3.500.000	0,40%	3.512.133	BCP-0800708	3.500.000
CRV	Mar 31,2006	Apr 26,2006	HSBC BANK		$737.991	0,36%	740.294	BCP0800614	737.991
CRV	Mar 31,2006	Apr 26,2006	HSBC BANK		$962.009	0,36%	965.010	BCP0800907	962.009
CRV	Mar 28,2006	Apr 04,2006	BANCO DEL ESTADO DE CHILE	UF	40.157	0,36%	40.191	CERO-010212	40.171
CRV	Mar 29,2006	Apr 05,2006	BANCO DEL ESTADO DE CHILE	UF	1.005.473	0,36%	1.006.318	PRC-5D0999	1.005.714
CRV	Mar 29,2006	Apr 05,2006	BANCO DEL ESTADO DE CHILE	UF	453.395	0,36%	453.776	PRC-15D0597	453.504
CRV	Mar 29,2006	Apr 05,2006	BANCO DEL ESTADO DE CHILE	UF	41.133	0,36%	41.168	CERO-011213	41.143
CRV	Mar 29,2006	Apr 05,2006	DEUTSCHE BANK	UF	698.596	0,38%	699.215	PRC-5D0201	698.773
CRV	Mar 29,2006	Apr 05,2006	DEUTSCHE BANK	UF	395.291	0,38%	395.641	PRC-1D1197	395.391
CRV	Mar 29,2006	Apr 05,2006	DEUTSCHE BANK	UF	6.114	0,38%	6.119	PRC-1B0598	6.116
CRV	Mar 30,2006	Apr 06,2006	BANCO DEL ESTADO DE CHILE	UF	6.695	0,36%	6.701	CERO-016613	6.696
CRV	Mar 30,2006	Apr 06,2006	BANCO DEL ESTADO DE CHILE	UF	212.986	0,36%	213.165	PRC-7D0502	213.012
CRV	Mar 30,2006	Apr 06,2006	CITIBANK	UF	1.735	0,38%	1.737	CERO-010506	1.735
CRV	Mar 31,2006	Apr 07,2006	BANCO BICE	UF	12.303	0,36%	12.313	CERO-010108	12.303
CRV	Mar 31,2006	Apr 07,2006	BANCO BICE	UF	26.238	0,36%	26.260	CERO-010208	26.238
CRV	Mar 31,2006	Apr 07,2006	BANCO BICE	UF	77.280	0,36%	77.345	CERO-010308	77.280
CRV	Mar 31,2006	Apr 07,2006	BANCO BICE	UF	196.410	0,36%	196.575	CERO-010606	196.410
CRV	Mar 31,2006	Apr 07,2006	BANCO BICE	UF	26.740	0,36%	26.762	CERO-010706	26.740
CRV	Mar 31,2006	Apr 07,2006	BANCO BICE	UF	151.413	0,36%	151.540	CERO-010706	151.413
CRV	Mar 31,2006	Apr 07,2006	BANCO BICE	UF	445.332	0,36%	445.706	CERO-010706	445.332
CRV	Mar 31,2006	Apr 07,2006	BANCO BICE	UF	344.526	0,36%	344.815	CERO-011107	344.526
CRV	Mar 31,2006	Apr 07,2006	BANCO BICE	UF	2.566	0,36%	2.568	PRC-1A0197	2.566
CRV	Mar 31,2006	Apr 07,2006	BANCO BICE	UF	151.366	0,36%	151.493	PRC-0D0597	151.366
CRV	Mar 31,2006	Apr 07,2006	BANCO BICE	UF	61.175	0,36%	61.226	PRC-01D0898	61.175
CRV	Mar 31,2006	Apr 07,2006	BANCO BICE	UF	285.600	0,36%	285.840	PRC-4D0800	285.600
CRV	Mar 31,2006	Apr 07,2006	BANCO BICE	UF	98.790	0,36%	98.873	PRC-4D0801	98.790
CRV	Mar 31,2006	Apr 07,2006	BANCO BICE	UF	109.004	0,36%	109.096	PRC-5D0896	109.004
CRV	Mar 31,2006	Apr 07,2006	BANCO BICE	UF	54.324	0,36%	54.370	PRC-5D0996	54.324
CRV	Mar 31,2006	Apr 07,2006	BANCO BICE	UF	1.132.905	0,36%	1.133.857	PRC-6D0294	1.132.905
CRV	Mar 31,2006	Apr 07,2006	BANCO BICE	UF	324.027	0,36%	324.299	PRC-6D0394	324.027
CRV	Mar 31,2006	Apr 10,2006	DEUTSCHE BANK	UF	246.920	0,36%	247.216	PRC-1D0896	246.920
CRV	Mar 31,2006	Apr 10,2006	DEUTSCHE BANK	UF	1.875.045	0,36%	1.877.295	PRC-4D0402	1.875.045
CRV	Mar 31,2006	Apr 10,2006	DEUTSCHE BANK	UF	336.350	0,36%	336.754	PRC-7B0993	336.350
CRV	Mar 31,2006	Apr 10,2006	DEUTSCHE BANK	UF	212.563	0,36%	212.818	PRC-4D0900	212.563
CRV	Mar 31,2006	Apr 10,2006	DEUTSCHE BANK	UF	560.447	0,36%	561.120	PRC-7D0993	560.447
CRV	Mar 31,2006	Apr 10,2006	DEUTSCHE BANK	UF	255.038	0,36%	255.344	PRC-4D1100	255.038
CRV	Mar 31,2006	Apr 10,2006	DEUTSCHE BANK	UF	222.872	0,36%	223.139	PRC-4D1201	222.872
CRV	Mar 31,2006	Apr 10,2006	DEUTSCHE BANK	UF	472.725	0,36%	473.292	PRC-1D0200	472.725
CRV	Mar 31,2006	Apr 10,2006	DEUTSCHE BANK	UF	294.774	0,36%	295.128	PRC-4D0601	294.774
CRV	Mar 31,2006	Apr 10,2006	DEUTSCHE BANK	UF	423.268	0,36%	423.776	PRC-4D0101	423.268
CRV	Mar 31,2006	Apr 19,2006	BANCO DEL ESTADO DE CHILE	UF	13.946	0,37%	13.979	CERO-010109	13.946
CRV	Mar 31,2006	Apr 19,2006	BANCO DEL ESTADO DE CHILE	UF	862	0,37%	864	CERO-011107	862
CRV	Mar 31,2006	Apr 19,2006	CITIBANK	UF	14.799	0,38%	14.835	PRC-1B1097	14.799
CRV	Mar 31,2006	Apr 19,2006	CITIBANK	UF	14.864	0,38%	14.900	PRC-1B1097	14.864
CRV	Mar 31,2006	Apr 19,2006	CITIBANK	UF	130.921	0,38%	131.236	PRC-4D0899	130.921
CRV	Mar 31,2006	Apr 19,2006	CITIBANK	UF	355.448	0,38%	356.303	PRC-4D0800	355.448
CRV	Mar 31,2006	Apr 19,2006	CITIBANK	UF	426.186	0,38%	427.212	PRC-4D1000	426.186
CRV	Mar 31,2006	Apr 19,2006	CITIBANK	UF	216.997	0,38%	217.519	PRC-5C0796	216.997
CRV	Mar 31,2006	Apr 19,2006	CITIBANK	UF	233.734	0,38%	234.297	PRC-5D1294	233.734
CRV	Mar 31,2006	Apr 19,2006	CITIBANK	UF	544.681	0,38%	545.992	PRC-5D0596	544.681
CRV	Mar 31,2006	Apr 19,2006	CITIBANK	UF	62.370	0,38%	62.520	PRC-450798	62.370

			Total		51.000.000		51.091.966		51.004.757

10. Property, plant and equipment:

The detail of property, plant and equipment is as follows:

	2006		2005

Description	Accumulated	Gross prop., plant	Accumulated	Gross prop., plant
	depreciation	and equipment	depreciation	and equipment
	ThCh$	ThCh$	ThCh$	ThCh$

Land	-	27,152,139	-	27,207,038
Building and improvements	86,260,802	197,290,304	82,666,970	196,073,603
Machinery and equipment	2,226,959,891	3,241,169,114	2,085,602,340	3,224,401,612
Central office telephone equipment	1,047,328,353	1,271,801,541	988,438,797	1,263,552,045
External plant	825,211,563	1,495,855,968	769,203,576	1,490,433,976
Subscribers’ equipment	318,140,674	436,384,202	291,919,011	432,765,568
General equipment	36,279,301	37,127,403	36,040,956	37,650,023

Other Property, Plant and Equipment	155,772,204	269,320,422	147,425,599	257,738,238
Office furniture and equipment	82,606,213	105,896,501	79,020,672	106,086,721
Projects, work in progress and their materials (2)	-	71,928,517	-	64,683,867
Leased assets (1)	57,079	491,202	52,901	503,675
Property, plant and equipment temporarily out of service	5,712,803	6,521,310	12,502,618	15,210,844
Software	66,457,072	83,336,836	55,002,585	70,227,241
Other	939,037	1,146,056	846,823	1,025,890

Technical revaluation Circular 550	10,897,690	9,714,954	10,959,910	9,746,443

Total	2,479,890,587	3,744,646,933	2,326,654,819	3,715,166,934

(1) Leased assets consider a gross value of ThCh $491,202 for the concept of buildings for 2006 and 2005 with accumulated depreciation of ThCh$57,079 and ThCh$48,924 for 2006 and 2005 respectively.

(2) Up to December 31, 2002, works in progress included capitalization of the related borrowing costs, as per Technical Bulletin No. 31 of the Chilean Association of Accountants, and therefore, the gross property, plant and equipment balance includes interest in the amount of ThCh$192,834,509. Accumulated depreciation for this interest amounts to ThCh$126,952,451 and ThCh$114,465,719 for 2006 and 2005, respectively. The depreciation charge of the period amounted to ThCh$3,108,572 in 2006 and ThCh$3,131,660 in 2005.

A depreciation charge for the period amounting to ThCh$47,498,409 and ThCh$47,660,142 for 2006 and 2005, respectively, was recorded as operating cost, and a depreciation charge of ThCh$1,950,188 for 2006 and ThCh$2,544,118 for 2005 as administrative and selling cost. Depreciation of property, plant and equipment that is temporarily out of service is made up mainly of telephone equipment under repair and incurred depreciation amounting to ThCh$339,349 and ThCh$842,823 in 2006 and 2005, which is classified under “Other Non-operating Expenses”(note 22b).

The detail by item of the technical revaluation is as follows:

	Net	Accumulated	Gross property,	Gross property,
	Balance	Depreciation	plant and	plant and
			equipment	equipment
Description			2006	2005
	ThCh$	ThCh$	ThCh$	ThCh$

Land	(505,034)	-	(505,034)	(505,034)
Building and improvements	(844,281)	(4,001,676)	(4,845,957)	(4,846,216)
Machinery and equipment	166,579	14,899,366	15,065,945	15,097,693

Total	(1,182,736)	10,897,690	9,714,954	9,746,443

Depreciation of the technical reappraisal surplus for the period of ThCh$(14,434) and ThCh$(4,974) for 2006and 2005, respectively.

Gross property, plant and equipment includes assets that have been totally depreciated in the amount of ThCh$1,124,057,629 in 2006 and ThCh$949,782,394 in 2005, which include ThCh$12,930,673 and ThCh$12,123,622, respectively, from the reappraisals mentioned in Circular No. 550.

11. Investments in Related Companies:

The detail of investments in related companies is as follows:

			Currency		Percentage		Equity		Net income (loss)		Equity in income (loss)		Investment		Investment
		Country of	controlling the	Number of	participation		of the companies		of the companies		of the investment		value		book value

Taxp. No.	Company	origin	investment	shares	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005

					%	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Foreign	TBS Celular Participación S.A. (1) (3) (4)	Brazil	Dollar	48.950.000	2,61	2,61	149.306.146	168.934.493	(1.417.723)	176.650	(37.003)	4.611	3.896.890	4.409.190	3.896.890	4.409.190
96,895,220-K	Atento Chile S.A. (4)	Chile	Pesos	3.049.998	28,84	28,84	14.077.278	14.283.560	1.592.925	1.400.933	459.400	404.029	4.059.887	4.119.378	4.059.887	4.119.378
96,922,950-1	Empresa de Tarjetas Inteligentes S.A. (2)	Chile	Pesos	-	-	20,00	-	(106.066)	-	(38.318)	-	(7.663)	-	-	-	-

	Total												7.956.777	8.528.568	7.956.777	8.528.568

(1)
The Company records its investment in TBS Celular using the equity method since it exercises significant influence through the business group to which it belongs, as established in paragraph N° 4 of Circular N°1,179 issued by the Superintendency of Securities and Insurance and ratified in Title II of Circular N° 1,697. Although Telefónica CTC Chile only has a 2.61% direct participation in TBS Celular, its Parent Company, Telefónica España directly and indirectly has a percentage exceeding 20% ownership of the capital stock of that company.

(2)
The Extraordinary Shareholders’ Meeting agreed to the dissolution of Empresa de Tarjetas Inteligentes S.A. During September 2005 the Chilean Internal Revenue Service authorized the closing of this company.

(3)
As of the date of these financial statements there are no liabilities for hedge instruments assigned to foreign investments. The Company has the intention of reinvesting net income from foreign investments on a permanent basis, therefore there is no net income that is potentially remittable.

(4)	The proportional equity value as of May 31, 2005 and 2006 was recognized on the basis of financial statements that were not subject to a limited review.

12. Goodwill:

The detail of goodwill is as follows:

			2006		2005
Taxpayer No.	Company	Year	Amount	Balance of	Amount	Balance of
			amortized	Goodwill	amortized	Goodwill
			in the period		in the period
			ThCh$	ThCh$	ThCh$	ThCh$

Foreign	TBS Celular Participación S.A.	2001	45,852	2,432,721	45,852	2,618,679
96,887,420-9	Globus 120 S.A.	1998	282,891	14,406,633	282,891	15,553,911
78,703,410-1	Tecnonáutica S.A. (1)	1999	761,341	-	37,433	873,435
96,834,320-3	Telefónica Internet Empresas S.A.	1999	23,120	445,701	23,120	539,464

	Total		1,113,204	17,285,055	389,296	19,585,489

Goodwill amortization periods have been determined taking into account aspects such as the nature and characteristics of the business and estimated period of return of investment.

(1)
As indicated in Note 2d) No. 1 as a product of the sale made on January 26, 2006, the Board of Directors of Telefónica Internet Empresas S.A. agreed to sell the shares of Tecnonáutica S.A. to Telefónica CTC Chile S.A. This sale was made at book value, not considering goodwill in the price, which required the extraordinary recognition of, the total balance of goodwill as of that date.

13. Intangibles:

The detail of Intangibles is as follows:

Description	2006	2005
	ThCh$	ThCh$

Underwater cable rights (gross)	36,940,539	35,783,150
Accumulated amortization, previous period	(7,354,073)	(5,121,997)
Amortization for the period	(436,027)	(461,556)
Licenses (Software) (gross)	11,791,191	11,474,466
Accumulated amortization, previous periods	(4,456,029)	(1,921,652)
Amortization for the period	(729,870)	(392,334)

Total Net Intangibles	35,755,731	39,360,077

14. Other non-current assets:

The detail of Other is as follows:

Description	2006	2005
	ThCh$	ThCh$

Deferred disbursement for obtaining external financing (see note 8(2)) (1)	1,129,527	1,173,386
Deferred union contract bonus (see note 8(1))	51,210	656,016
Bond issue expenses (see note 25)	759,602	376,714
Bond discount (see note 25)	1,262,956	221,345
Securities deposits	137,194	137,349
Deferred charge due to change in actuarial estimations (2)	9,687,922	8,395,693
Deferred staff severance indemnities (3)	4,555,864	5,592,073
Deferred foreign exchange insurance premiums to be amortized	-	37,871
Others	77,357	168,174

Total	17,661,632	16,758,621

(1)
This amount corresponds to the cost (net of amortizations) of the mandatory reserve paid to the Chilean Central Bank and disbursements incurred for foreign loans obtained by the Company, to finance its investment plan.

(2)
In light of the new contractual conditions derived from the organizational evolution experienced by the Company, there have been a series of studies that, , beginning in 2004, allowed, the modification of the variable for future years of service of employees within the basis for calculating staff severance indemnities. After concluding these studies, in 2005 other estimations were incorporated such as mortality of employees and futures salary increases and includes the rate change mentioned in Note 3 b i) for 2006 , all determined on the basis of actuarial calculations, as established in Technical Bulletin No. 8 of the Chilean Association of Accountants.

The difference at the beginning of the year as a result of changes in the actuarial estimates constitutes actuarial gains or losses, which are deferred and amortized during the years of average future permanence remaining for the employees that will receive the benefit (see Note 2s).

(2)
In conformity with the union agreements between the Company and its employees, loans were granted to employees, the amounts and conditions of which were based, among other aspects, on the accrued balances of staff severance indemnities when they were granted.

The staff severance indemnities provision has been recorded in part at its current value, deferring and amortizing this effect over the years of average remaining service life of employees that subscribe to the benefit. The loan is presented under Other Long-term Receivables.

15. Short -term obligations with banks and financial institutions:

The breakdown of short-term obligations with banks and financial institutions is as follows:

	Bank or financial institution	US$		U.F.		Ch$		TOTAL

Taxp. No.	Short-term	2006	2005	2006	2005	2006	2005	2006	2005

		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
97,030,000-7	BANCO ESTADO	-	-	-	-	-	9.876.927	-	9.876.927

	Total	-	-	-	-	-	9.876.927	-	9.876.927

	Outstanding principal	-	-	-	-	-	9.650.935	-	9.650.935

	Average annual interest rate	-	-	-	-	-	3,00%	-	3,00%

	Current maturities of long-term debt

97,015,000-5	BANCO SANTANDER SANTIAGO (4)	-	-	689.552	460.488	-	-	689.552	460.488
Foreign	CALYON NEW YORK BRANCH Y OTROS	140.227	116.932	-	-	-	-	140.227	116.932
97,008,000-7	CITIBANK (2)	555.778	-	-	-	-	-	555.778	-
Foreign	BBVA BANCOMER Y OTROS (3)	621.857	1.524.903	-	-	-	-	621.857	1.524.903
Foreign	BANCO BILBAO VIZCAYA ARGENTARIA	-	15.339.192	-	-	-	-	-	15.339.192

	Total	1.317.862	16.981.027	689.552	460.488	-	-	2.007.414	17.441.515

	Outstanding principal	-	15.252.077	-	-	-	-	-	15.252.077

	Average annual interest rate	5,17%	3,04%	2,32%	1,55%	-	-	4,69%	3,00%

	Percentage of obligations in foreign currency:	65,65%	for 2006 and	62,16%	for 2005
	Percentage of obligations in local currency:	34,35%	for 2006 and	37,84%	for 2005

16. Long-term obligations with banks and financial institutions :

Long-term obligations with banks and financial institutions:

		Currency	Years to maturity for long-term portion				Long-term	Average	Long-term

		or					portion	annual	portion
		Indexation					as of	interest	as of
	Bank or Financial	Index	1 to 2	2 to 3	3 to 5	5 a 10	Mar 31, 2005	rate %	Mar 31, 2005
Taxp. No.	Institution

			ThCh$	ThCh$	ThCh$	ThCh$	ThCh$		ThCh$
	LOANS IN DOLLARS
Foreign	CALYON NEW YORK BRANCH Y OTROS (1)	US$	-	-	105.236.000	-	105.236.000	Libor + 0,40%	122.016.614
Foreign	BBVA BANCOMER Y OTROS (3)	US$	-	-	-	78.927.000	78.927.000	Libor + 0,375%	183.024.922
97,008,000-7	BANCO CITIBANK (2)	US$	-	78.927.000	-	-	78.927.000	Libor + 0,35%	-

	SUBTOTAL		-	78.927.000	105.236.000	78.927.000	263.090.000	5,17%	305.041.536

	LOANS IN UNIDADES DE FOMENTO
97,015,000-5	BANCO SANTANDER SANTIAGO (4)	UF	-	-	63.690.171	-	63.690.171	Tab 360 + 0.45%	63.662.030

	TOTAL		-	78.927.000	168.926.171	78.927.000	326.780.171	4,69%	368.703.566

	Percentage of obligations in foreign currency:	80,51%	en 2006 y	82,73%	en 2005
	Percentage of obligations in local currency:	19,49%	en 2006 y	17,27%	en 2005

(1) In December 2004, the Company renegotiated this loan, extending its due date from January and August 2005 to December 2009, in addition to changing the agent bank, that it was the BilbaoViscaya Argentaria Bank.
(2) In May 2005, the Company renegotiated this loan, extending its due date from April 2006 and April 2007 to December 2008, in addition to changing the agent bank, that it was the ABN Amro Bank.
(3) In November 2005, the Company renegotiated this loan, extending its due date from April 2006, April 2007 and April 2008 to June 2011, in addition to changing the agent bank, that is was the ABN Amro Bank.
(4) In April 2005, the Company renegotiated this loan, extending its maturity date from April 2008 to April 2010 and reduce the interest rate to TAB 360 + 0.45%

17. Obligations with the Public:

a) Commercial paper:

On January 27, 2003 and May 12,2004 Telefónica CTC Chile registered a commercial paper line in the securities registry, the inspection numbers of which are 5 and 15, respectively. The maximum amount of the line is ThCh$35,000,000, and placements charged to this line may not exceed that amount. The term of this line will be 10 years from the date of registration with the Superintendency of Securities and Insurance. The interest rate will be defined upon each issuance of these commercial papers.

On May 12, 2004, there was a placement in two series (C and D) for ThCh$35,000,000 of the same type of financial instrument. The placement agent was Inversiones Boston Corredores de Bolsa.

On January 18, 2005, a Series E placement of the same type of instrument was made in the amount of ThCh$12,000,000. The placement agent was Scotiabank Sudamericano Corredores de Bolsa.

On October 25, 2005, a Series G and H placement of the same type of instrument was made in the amount of ThCh$35,000,000. The placement agent was Scotiabank Sudamericano Corredores de Bolsa.

On March 21, 2006, a Series I placement of the same type of instrument was made in the amount of ThCh$12,000,000. The placement agent was Inversiones Boston C.B..

The details of these transactions are described below:

		Current	Bond
Registration or		nominal	readjustment unit	Interest		Accounting value		Placement
identification		amount		rate	Final			in Chile or
number of the	Series	placed		%	Maturity			abroad
instrument		ThCh$				2006	2005
			ThCh$			ThCh$	ThCh$

Short-term
commercial paper
005	C	17,500,000	Ch$ non-adjustable	0.2257	Apr 5, 2005	-	18,214,709	Chile
005	D	17,500,000	Ch$ non-adjustable	0.2286	May 5, 2005	-	18,174,062	Chile
005	E	12,000,000	Ch$ non-adjustable	0.3100	Oct 13, 2005	-	12,248,422	Chile
005	G	17,500,000	Ch$ non-adjustable	0.5100	Apr 20, 2006	17,443,666	-	Chile
005	H	17,500,000	Ch$ non-adjustable	0.5100	Apr 27, 2006	17,422,728	-	Chile
015	I	12,000,000	Ch$ non-adjustable	0.4800	Dec 06, 2006	11,539,171	-	Chile

				Total		46,405,565	48,637,193

17. Obligations with the Public , continued :

b) Bonds

The detail of obligations with the public for bond issues, classified as short and long-term is as follows:

Registration number or identification of the instrument		Nominal Amount of issue	Readjustment unit for bond	Nominal annual interest rate		Frequency		Par value		Placement in Chile or abroad

					Final maturity	Interest payment		2006 ThCh$	2005 ThCh$
	Series						Amortizations

				%
Short-term portion of long-term bonds
143,27,06,91	F	71.429	U.F.	6,000	Apr, 2016	Semi-annual	Semi-annual	1.647.842	1.682.160	Chile
281,20,12,01	L (1)	-	U.F.	3,750	Oct, 2012	Semi-annual	Maturity	10.993	-	Chile

Issued in New York	Yankee Bonds	49.603.000	US$	7,625	Jul, 2006	Semi-annual	Maturity	26.514.718	480.724	Abroad
Issued in New York	Yankee Bonds	-	US$	8,375	Jan, 2006	Semi-annual	Maturity	-	97.417.497	Abroad

							Total	28.173.553	99.580.381

Long-term bonds
143,27,06,91	F	678.572	U.F.	6,000	Apr, 2016	Semi-annual	Semi-annual	12.157.064	13.430.816	Chile
281,20,12,01	L (1)	3.000.000	U.F.	3,750	Oct, 2012	Semi-annual	Maturity	53.746.980	-	Chile

Issued in New York	Yankee Bonds (b)	-	US$	7,625	Jul, 2006	Semi-annual	Maturity	-	30.261.951	Abroad

							Total	65.904.044	43.692.767

17. Obligations with the Public, continued:

b) Bonds, continued:

1) On March 29, 2006, the Company placed bonds in the local market for a nominal amount of UF3,000,000 (equivalent to US$102.1 million) of a series denominated L, which is composed of 6,000 bonds with a value of UF 500 each. These bonds mature in one installment on October 25, 2012 at an annual interest rate of UF + 3.75% . Interest is paid biannually. There is a redemption option as of October 25, 2007.

18. Provisions and Write-offs:

The detail of provisions and write-offs shown in liabilities is as follows:

	2006	2005
	ThCh$	ThCh$

Current
Staff severance indemnities	288,453	276,953
Vacation	2,350,118	1,691,911
Other employee benefits (1)	3,111,087	3,109,068
Employee benefit advances	(1,376,595)	(2,310,737)

Sub-Total	4,373,063	2,767,195

Long-term
Staff severance indemnities	34,649,896	34,704,302

Total	39,022,959	37,471,497

(1) Includes provisions for the Independence Day bonus, Christmas bonus, bonus guaranteed under the current union contract, and miscellaneous.

During the period, there were bad debt write-offs of ThCh$2,072,567 and ThCh$38,111for 2006 and 2005, respectively, which were charged against the respective allowance for doubtful accounts.

19. Staff severance indemnities:

The detail of the charge to income for staff severance indemnities is as follows:

	2006	2005
	ThCh$	ThCh$

Operating costs and administrative and selling expenses	792,747	724,920
Other non-operating expenses	8,810,502	-

Total	9,603,249	724,920

Payments and other changes in the period (1)	(1,667,756)	3,578,675

(1)
Includes the effect for the period of the increase in the provision due to the change in the discount rate from 7% to 6% made in 2006 in the amount of ThCh $ 2,797,402 ( see Note 3bi) and a total application of ThCh $ (4,465,158).

20. Minority interest:

Minority interest recognizes the portion of equity and revenues of subsidiaries owned by third parties. The detail of 2006 and 2005, respectively, is as follows:

	Percentage		Participation		Participation
	Minority		in equity		in net income (loss)
Interest
Subsidiaries
	2006	2005	2006	2005	2006	2005
	%	%	ThCh$	ThCh$	ThCh$	ThCh$

Administradora de Sistemas de Telepeajes de Chile S.A.	20.00	20.00	234,237	245,495	11,608	6,918
Telefónica Mundo S.A.	0.84	0.84	1,132,802	1,229,755	(25,356)	(38,257)
Fundación Telefónica	50.00	50.00	190,757	190,874	78,356	50,065
Telefónica Gestión Servicios Compartidos de Chile S.A.	0.0010	-	13	-	-	-
CTC Equipos y Servicios de Telecomunicaciones S.A.	-	0.0001	-	31	-	(2)

	Total		1,557,809	1,666,155	64,608	18,724

21. Shareholders' Equity

During the periods ended March 31, 2006 and 2005, respectively, changes in shareholders' equity accounts are as follows:

							Total
	Paid-in	Reserve	Other	Retained		Interim	shareholders'
	capital	equity indexation	reserves	earnings	Net income	dividend	equity

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

2006

Balances as of December 31, 2005	912.692.729	-	(1.751.241)	-	25.183.320	(10.549.786)	925.575.022
Transfer of 2005 net income to retained earnings	-	-	-	25.183.320	(25.183.320)	-	-
Adjustment of foreign investment conversion reserve	-	-	159.433	-	-	-	159.433
Price-level restatement	-	(2.738.078)	5.254	(75.550)	-	31.650	(2.776.724)
Net income	-	-	-	-	734.109	-	734.109

Balances as of March 31, 2006	912.692.729	(2.738.078)	(1.586.554)	25.107.770	734.109	(10.518.136)	923.691.840

2005

Balances as of December 31, 2004	880.977.537	-	(1.237.651)	48.806.351	311.628.674	(255.303.899)	984.871.012
Transfer of 2004 income to retained earnings	-	-	-	311.628.674	(311.628.674)	-	-
Adjustment of foreign investment conversion reserve	-	-	238.170	-	-	-	238.170
Price-level restatement	-	(7.047.820)	9.901	(2.883.480)	-	2.042.431	(7.878.968)
Net income	-	-	-	-	8.170.508	-	8.170.508

Balances as of March 31, 2005	880.977.537	(7.047.820)	(989.580)	357.551.545	8.170.508	(253.261.468)	985.400.722

Restated balances as of March 31, 2006	917.292.990	(7.338.344)	(1.030.372)	372.290.453	8.507.311	(263.701.354)	1.026.020.684

21. Shareholders’ Equity, continued:

(a) Paid-in capital:

As of March 31, 2006 the Company’s paid-in capital is as follows:

Number of shares:

	No. of subscribed	No. of paid shares	No. of shares with
Series	shares		voting rights

A	873,995,447	873,995,447	873,995,447
B	83,161,638	83,161,638	83,161,638

Paid-in capital:

	Subscribed	Paid-in
Series	Capital	Capital
	ThCh$	ThCh$

A	833,394,333	833,394,333
B	79,298,396	79,298,396

(b) Shareholder distribution:

As indicated in SVS Circular No.792, the distribution of shareholders by percentage shareholding in the Company as of March 31, 2006 is as follows:

	Percentage of Total	Number of
	holdings	shareholders
Type of shareholder	%

10% holding or more	56.17	2
Less than 10% holding:	43.06	1,718
Investment equal to or exceeding UF 200
Investment under UF 200	0.77	11,247

Total	100.00	12,967

Company controller	44.90	1

21. Shareholders’ Equity, continued:

(c) Dividends:

i) Dividend policy:

In accordance with Law No.18,046, unless otherwise decided at the Shareholders Meeting by unanimous vote of the shares issued, when there is net income, at least 30% must be distributed in dividends.

Considering the cash situation, levels of projected investment and the solid financial indicators for 2005 and future years, on April 14, 2005, the Ordinary Shareholders’ Meeting modified the dividend distribution policy reported at the Ordinary Shareholders’ Meeting of April 2004, and agreed to distribute 100% of net income generated during the respective year, by means of an interim dividend in November of each year and a final dividend in May of the following year.

ii) Dividend distributed in the period:

On April 14, 2005, the Extraordinary Shareholders’ Meeting approved the payment of a final dividend (No. 168) of Ch$ 58.84591 per share with a charge to net income for 2004 of ThCh$56,324,775. Likewise, it approved payment of a provisional dividend (No.169) of Ch$ 50.99095 pesos per share, with a charge to retained earnings as of December 2004 of ThCh$48,806,351. Both dividends were paid on May 30, 2005.

On October 27, 2005, the Board approved payment of an interim dividend (No. 170) of Ch$11.00 per share, with a charge to 2005 net income, of ThCh$10,528,728.

21. Shareholders’ Equity, continued:

(d) Other reserves:

Other Reserves include the net effect of the adjustment for conversion differences as established in Technical Bulletin No. 64 of the Chilean Association of Accountants, the detail of which is as follows:

		Amount

	Company	December 31,	Price-level	Net	Balance as of
		2005	restatement	Movement	March 31, 2006
		ThCh$	ThCh$	ThCh$	ThCh$

Foreign	TBS Celular Participación S.A.	(1,751,241)	5,254	159,433	(1,586,554)

Total		(1,751,241)	5,254	159,433	(1,586,554)

22. Other Non-Operating Income and Expenses:

(a) Other non-operating income:

The detail of other non-operating income is as follows:

Other Income	2006	2005
	ThCh$	ThCh$

Fines levied on suppliers and indemnities	17,254	71,532
Proceeds from sale of used equipment	355,974	443,302
Real estate rental	69,995	80,421
Other	55,662	6,979

Total	498,885	602,234

(b) Other non-operating expenses:

The detail of other non-operating expenses is as follows:

Other Expenses	2006	2005
	ThCh$	ThCh$

Lawsuit indemnities and other provisions	366,950	-
Depreciation and retirement of out-of-service property, plant and equipment (1)	339,349	842,823
Removal of property, plant and equipment that is out of service	301,328	375,585
Lower market value provision	13,938	268,266
Restructuring costs	8,810,502	-
Other	293,207	8,875

Total	10,125,274	1,495,549

(1)	As of March 2006 this caption is composed mainly of depreciation of telephone equipment maintained in stock for replacements.

(2)	Corresponds mainly to payments made to employees on the basis of the Early Retirement Plan.

23. Price-level restatement:

The detail of price-level restatement is as follows:

		2006	2005
Assets (Charges) Credits	Indexation	ThCh$	ThCh$

Inventory	C.P.I.	(2,982)	(44,127)
Prepaid expenses	C.P.I.	(22)	(1,448)
Prepaid expenses	U.F.	2,241	-
Other current assets	C.P.I.	(711)	(6,734)
Other current assets	U.F.	16,640	153,722
Short and long-term deferred taxes	C.P.I.	(341,019)	(1,023,396)
Property, plant and equipment	C.P.I.	(3,914,515)	(11,404,152)
Investments in related companies	C.P.I.	(16,257)	(69,109)
Goodwill	C.P.I.	(53,070)	(161,086)
Long-term receivables	U.F.	43,540	821,598
Long-term receivables	C.P.I.	28	-
Other long-term assets	C.P.I.	(117,271)	(503,240)
Other long-term assets	U.F.	(461)	3,848
Expense accounts	C.P.I.	(36,479)	(202,146)

Total Charges		(4,420,338)	(12,436,270)

		2006	2005
Liabilities – Shareholders’ Equity (Charges) Credits	Indexation	ThCh$	ThCh$

Short-term obligations	U.F.	(153,964)	(2,058,341)
Long-term obligations	C.P.I.	1,569	4,242
Long-term obligations	U.F.	1,085,050	364,110
Shareholders’ equity	C.P.I.	2,776,724	8,203,753
Revenue accounts	C.P.I.	58,910	330,856

Total Credits		3,768,289	6,844,620

Price-level restatement, net		(652,049)	(5,591,650)

24. Foreign currency translation:

The detail of the gain on foreign currency translation is as follows:

		2006	2005
Assets (Charges) Credits	Currency	ThCh$	ThCh$

Current assets	US$	2,261,249	10,695,875
Current assets	EURO	(1,938)	(1,104)
Current assets	BRAZILIAN REAL	119,777	-
Long-term receivables	US$	523,700	6,297,288
Other long-term assets	US$	-	23,431

Total Credits		2,902,788	17,015,490

		2006	2005
Liabilities (Charges) Credits	Currency	ThCh$	ThCh$

Short-term obligations	US$	(799,427)	6,044,986
Short-term obligations	EURO	(209)	571
Short-term obligations	BRAZILIAN REAL	28,134	-
Long-term obligations	US$	(1,904,500)	(20,589,803)

Total Charges		(2,676,002)	(14,544,246)

Foreign currency translation, net		226,786	2,471,244

25. Issuance and placement of shares and debt expense:

The detail of this item is as follows:

	Short-term		Long-term

	2006	2005	2006	2005
	ThCh$	ThCh$	ThCh$	ThCh$

Bond issuance expenses	282,832	423,521	759,602	376,714
Discount on debt	234,462	59,037	1,262,956	221,345
Commercial paper issuance expense	-	176,703	-	-

Total	517,294	659,261	2,022,558	598,059

These items are classified under Other Current Assets and Other Long-term Assets, as applicable and are amortized over the term of the respective obligations, as described in Note 17 “Obligations with the Public”.

26. Cash flows:

Financing and investing activities that do not generate cash flows during the period, but which commit future cash flows are as follows:

a) Financing activities: Financing activities that commit future cash flows are as follows:

Obligations with banks and financial institutions	- see Notes 15 and 16
Obligations with the public	- see Notes 17

b) Investing activities: Investing activities that commit future cash flows are as follows:

	Maturity	ThCh$

BCD	2007	13,972,456
BCU	2009	1,904,307

c) Cash and cash equivalents:

	2006	2005
	ThCh$	ThCh$

Cash	7,313,876	5,144,148
Time deposits	27,754,792	77,968,249
Other current assets	51,004,757	59,742,476

Total	86,073,425	142,854,873

27. Derivative Contracts:

The breakdown of derivative contracts is as follows:

TYPE OF	TYPE OF	DESCRIPTION OF CONTRACT						VALUE	AFFECTED ACCOUNTS
DERIVATIVE	CONTRACT							OF
		CONTRACT	MATURITY OR	SPECIFIC ITEM	PURCHASE	HEDGED ITEM OR TRANSACTION		HEDED ITEM	ASSET / LIABILITY		EFFECT ON INCOME
		VALUE	EXPIR.		SALE	NAME	AMOUNT	ThCh$	NAME	AMOUNT	REALIZED	UNREALIZED
					POSITION					ThCh$		ThCh$

FR	CI	19.000.000	III Quarter 2006	Exchange rate	C	Oblig.in US$	19.000.000	9.997.420	asset	9.997.420	30.045	-
									liabilities	(9.928.111)

FR	CCPE	20.000.000	III Quarter 2006	Exchange rate	C	Oblig.in US$	20.000.000	10.523.600	asset	10.523.600	309.903	(123.059)
									liabilities	(11.118.714)

FR	CCPE	150.000.000	III Quarter 2008	Cross Currency Swap	C	Oblig.in US$	150.000.000	78.927.000	asset	79.205.101	2.809.690	1.358.154

									liabilities	(87.492.405)

FR	CCPE	200.000.000	II Quarter 2009	Cross Currency Swap	C	Oblig.in US$	200.000.000	105.236.000	asset	105.266.909	3.409.188	(343.390)

									liabilities	(117.300.439)

FR	CCPE	150.000.000	II Quarter 2011	Cross Currency Swap	C	Oblig.in US$	150.000.000	78.927.000	asset	79.030.245	1.044.388	(739.946)

									liabilities	(80.674.381)

FR	CI	20.000.000	II Quarter 2006	Exchange rate	V	Oblig.in US$	20.000.000	10.653.150	asset	10.653.150	(127.076)	-
									liabilities	(10.521.127)

FR	CI	5.000.000	III Quarter 2006	Exchange rate	V	Oblig.in US$	5.000.000	2.680.700	asset	2.680.700	(47.364)	-
									liabilities	(2.628.464)

FR	CCPE	2.000.000	II Quarter 2006	Exchange rate	C	Oblig.in US$	2.000.000	1.052.360	asset	1.052.360	3.620	(3.231)
									liabilities	(1.061.251)

FR	CCPE	6.000.000	III Quarter 2006	Exchange rate	C	Oblig.in US$	6.000.000	3.157.080	asset	3.157.080	82.080	(13.672)
									liabilities	(3.449.032)

FR	CI	2.416.478	II Quarter 2006	Exchange rate	C	Oblig.in US$	2.416.478	587.832	asset	587.832	57.875	-
									liabilities	(517.969)

FR	CI	2.416.478	III Quarter 2006	Exchange rate	C	Oblig.in US$	2.416.478	587.832	asset	587.832	49.902	-
									liabilities	(513.212)

FR	CI	2.522.787	IV Quarter 2006	Exchange rate	C	Oblig.in US$	2.522.787	613.692	asset	613.692	26.183	-
									liabilities	(550.498)

FR	CI	391.416	I Quarter 2007	Exchange rate	C	Oblig.in US$	391.416	95.216	asset	95.216	5.127	-
									liabilities	(83.160)

Deferred income for exchange forward contracts									liabilities	(138.774)	149.527	-
Deferred costs for exchange insurance									asset	38.618	(114.968)	-
Exchange forward contracts expensed during the year ( net )											1.425.285

Total											9.113.405	134.856

Types of derivatives:	Type of Contract:

FR: Forward	CCPE: Hedge contract for existing transactions
S : Swap	CCTE: Hedge contract for anticipated transactions
CI: Investment hedge contract

28. Contingencies and commitments:

a) Lawsuits:

(i) Claims presented by VTR Telefónica S.A.:

On September 30, 2000, VTR Telefónica S.A. filed an ordinary suit for the collection of access charges in the amount of ThCh$2,500,000, based on the differences that would arise from the lowering of access charge rates, due to Rate Decree No.187 of Telefónica CTC Chile. The initial sentence accepted VTR’s claim and the compensation alleged by Telefónica CTC Chile. The Company filed a motion to vacate and appeal, which is currently underway.

(ii) Labor lawsuits:

In the course of normal operations, labor lawsuits have been filed against the Company.

To date, among others, there are labor proceedings involving former employees, who claim wrongful dismissal. These employees did not sign termination releases or receive staff severance indemnities. On various occasions, the Supreme Court has reviewed the sentences handed down on the matter, accepting the argument of the Company and ratifying the validity of the terminations.

There are, in addition, other lawsuits involving former employees, whose staff severance indemnities have been paid and their termination releases signed, who in spite of having chosen voluntary retirement plans or having been terminated due to company needs, intend to have the terminations voided. Of these lawsuits, to date, two have received a sentence favorable to the Company, rejecting the annulments.

Certain unions have filed complaints before the Santiago Labor Courts, requesting damage payments for various concepts.

In the opinion of Management and internal legal counsel, the risk that the Company will be required to pay indemnities in the amount claimed in the previously mentioned lawsuits, in addition to other civil and labor suits in which the Company is the defendant, is remote. Management considers it unlikely that the Company’s income and equity will be significantly affected by these loss contingencies.

(iii) Other contingencies; Lawsuit against the Government:

On October 31, 2001,Telefónica CTC Chile filed an administrative motion before the Ministry of Transport and Telecommunications and the Ministry of Economy, requesting correction of the errors and illegalities in Rate Decree No. 187 of 1999. On January 29, 2002, the Ministries issued a joint response rejecting the administrative recourse, after having “carefully evaluated, only the viability and timeliness of the petition made, considering the set of circumstances that concur in the problem stated and the prudence that must orient public actions”, to add that such rejection “has had no other motivation than to protect the general interest and progress of the telecommunications services”.

Upon extinguishing the administrative instances to correct the errors and illegalities involved in the tariff setting process of 1999, in March 2002, Telefónica CTC Chile filed a lawsuit for damages against the State of Chile for the sum of Ch$ 181,038,411,056, plus readjustments and interest, which covers past and future damages until May 2004.

The judicial process is currently at the stage of issuing a sentence.

28. Contingencies and restrictions, continued:

(iv) Manquehue Net:

On June 24, 2003, Telefónica CTC Chile filed a forced compliance of contracts complaint with damage indemnity before the mixed arbitration court of Mr. Victor Vial del Río against Manquehue Net, in the amount of Ch$ 3,647,689,175, in addition to costs incurred during the proceeding. Likewise, and on the same date, Manquehue Net filed a compliance with discounts complaint (in the amount of UF 107,000), in addition to an obligation to perform complaint (signing of a 700 services contract). After completion of the evidence period, on June 5, 2004 the arbiter called the parties together to pronounce a sentence.

On April 11, 2005, the Court notified the first instance sentence accepting the claim made by Telefónica CTC Chile and ordering Manquehue to pay approximately Ch$ 452 million, and at the same time accepted Manquehue’s claim and ordered Telefónica CTC Chile to pay 47,600 UF.

Telefónica CTC Chile filed an appeal for dismissal on the grounds of errors in the form in both cases; which are currently pending before the Court of Appeals of Santiago.

b) Financial restrictions:

In order to carry out its investment plans, the Company obtained financing in the local and foreign market (notes 15, 16 and 17), which established, among others restrictions, the maximum debt that the Company may have and interest coverage requirements.

The maximum debt ratio for these contracts is between 1.50 and 1.60, whereas the interest coverage ratio cannot be less than 4.00.

Non-compliance with these clauses implies that all the obligations included in these financing contracts will be considered as due.

As of March 31, 2006 the Company complies with all the financial restrictions.

29. Third party guarantees:

The Company has not received any guarantees from third parties.

30. Local and Foreign Currency:

A summary of the assets in local and foreign currency is as follows:

Description	Currency	2006	2005

		ThCh$	ThCh$

Total current assets:		306.014.540	417.981.350

Cash	Non-indexed Ch$	7.098.950	5.043.173
	Dollars	179.564	45.435
	Euros	35.362	55.540
Time deposits	Indexed Ch$	24.606.589	287.488
	Non-indexed Ch$	-	77.564.846
	Dollars	3.148.203	115.915
Marketable securities	Indexed Ch$	1.904.307	-
	Dollars	13.972.456	32.871.072
Notes and accounts receivable (1)	Non-indexed Ch$	153.828.244	149.435.779
	Dollars	3.996.460	38.388.668
Due from related companies	Non-indexed Ch$	15.012.146	14.221.117
	Dollars	1.516.444	2.605.479
Other current assets (2)	Indexed Ch$	20.600.826	21.113.519
	Non-indexed Ch$	58.840.126	44.469.706
	Dollars	1.104.215	31.763.613
	Brazilian Real	170.648	-

Total property, plant and equipment :		1.264.756.346	1.388.512.115
Property, plant and equipment and accumulated depreciation	Indexed Ch$	1.264.756.346	1.388.512.115

Total other long-term assets		92.124.480	106.943.895
Investment in related companies	Indexed Ch$	7.981.194	8.528.568
Investment in other companies	Indexed Ch$	4.093	4.081
Goodwill	Indexed Ch$	17.285.055	19.585.489
Other long-term assets (3)	Indexed Ch$	52.652.834	68.601.800
	Non-indexed Ch$	14.198.365	4.643.226
	Dollars	2.939	5.580.731

Total assets		1.662.895.366	1.913.437.360

Subtotal by currency	Indexed Ch$	1.389.791.244	1.506.633.060

	Non-indexed Ch$	248.977.831	295.377.847
	Dollars	23.920.281	111.370.913
	Euros	35.362	55.540
	Brazilian Real	170.648	-

(1)	Includes the following balance sheet accounts: Trade Accounts Receivable, Notes Receivable and Miscellaneous Accounts Receivable.

(2)	Includes the following balance sheet accounts: Inventories, Recoverable Taxes, Prepaid Expenses, Deferred Taxes and Other Current Assets.

(3)	Includes the following balance sheet accounts:Long-term Debtors, Intangibles, Accumulated amortization and Others.

30. Local and foreign currency , continued

A summary of the current liabilities in local and foreign currency is as follows:

		Up to 90 days				90 days up to 1 year

Description	Currency	2006		2005		2006		2005
			Average		Average		Average		Average
			annual		annual		annual		annual
		Amount	interest	Amount	interest	Amount	interest	Amount	interest
		ThCh$	%	ThCh$	%	ThCh$	%	ThCh$	%

Short-term obligations with
banks and
financial institutions	Non-indexed Ch$	-	-	9.876.927	3,00	-	-	-	-

Short-term portion of obligations
with banks and financial	Indexed Ch$	689.552	-	-	-	-	-	-	-
institutions	Dollars	1.317.862	-	17.441.515	3,00	-	-	-	-

Obligations with the public	Non-indexed Ch$	34.866.394	6,12	36.388.770	2,73	11.539.171	5,76	12.248.423	3,72
(Commercial paper)

Obligations with the public	Indexed Ch$	-	-	-	-	1.658.835	6,00	1.682.160	5,80
(Bonds payable)	Dollars	26.514.718	8,40	-	-	-	-	97.898.221	8,38

Long-term obligations maturing
within a year	Indexed Ch$	3.076	8,10	8.187	9,06	9.231	8,10	24.559	9,06

Due to related	Indexed Ch$	-	-	-	-	-	-	139.680	-
parties	Non-indexed Ch$	27.274.200	-	23.732.659	-	419.226	-	-	-
	Dollars	128.539	-	898.550	-	-	-	-	-

Other current (4)	Indexed Ch$	-	-	-	-	472.055	-	-	-
liabilities	Non-indexed Ch$	113.266.696	-	161.729.416	-	5.676.013	-	1.184.380	-
	Dollars	2.161.872	-	8.268.238	-	357.841	-	-	-
	Brazilian Real	4.346	-	-	-	49.544	-	-	-

Total Current Liabilities		206.227.255		258.344.262		20.181.916		113.177.423

Subtotal by currency	Indexed Ch$	692.628		8.187		2.140.121		1.846.399
	Non-indexed Ch$	175.407.290		231.727.772		17.634.410		13.432.803
	Dollars	30.122.991		26.608.303		357.841		97.898.221
	Brazilian Real	4.346		-		49.544		-

(4) Includes the following balance sheet accounts: Dividends payable, Trade accounts payable, Notes payable, Miscellaneous accounts payable, Accruals, Withholdings, Income taxes, Unearned Income and Other current liabilities.

30. Local and foreign currency, continued

A summary of the long-term liabilities in local and foreign currency for 2006 is as follows:

		1 to 3 years		3 to 5 years		5 to 10 years		over 10 years
		2006		2006		2006		2006
			Average		Average		Average		Average
			annual		annual		annual		annual
			interest		interest		interest		interest
		Amount	rate	Amount	rate	Amount	rate	Amount	rate
		ThCh$	%	ThCh$	%	ThCh$	%	ThCh$	%

LONG-TERM LIABILITIES
Obligation with banks and
financial institutions	Indexed Ch$	-	-	-	-	63.690.171	2,32	-	-
	Dollars	78.927.000	4,69	105.236.000	5,07	78.927.000	3,75	-	-

Bonds payable	Indexed Ch$	-	-	-	-	-	-	12,197,201	6.00

Other long-term liabilities (5)	Indexed Ch$	31.469.881	-	23.546.014	-	22.995.698	-	33.376.202	-
	Non-indexed Ch$	999.702	-	423.531	-	1.061.256	-	4.680.047	-

Total Long-term Liabilities		111.396.583		129.205.545		220.421.105		50.213.313

Subtotal by currency	Indexed Ch$	31.469.881		23.546.014		140.432.849		45.533.266
	Non-indexed Ch$	999.702		423.531		1.061.256		4.680.047
	Dollars	78.927.000		105.236.000		78.927.000		-

A summary of the long-term liabilities in local and foreign currency for 2005 is as follows:

		1 to 3 years		3 to 5 years		5 to 10 years		over 10 years
		2005		2005		2005		2005
			Average		Average		Average		Average
			annual		annual		annual		annual
			interest		interest		interest		interest
		Amount	rate	Amount	rate	Amount	rate	Amount	rate
		ThCh$	%	ThCh$	%	ThCh$	%	ThCh$	%

LONG-TERM LIABILITIES
Obligations with banks and
financial institutions	Indexed Ch$	-	-	63.662.031	1,55	-	-	-	-
	Dollars	146.419.936	3,64	158.621.599	3,52	-	-	-	-

Bonds payable	Indexed Ch$	2.686.163	6,00	2.686.163	6,00	6.715.407	6,00	1.343.084	6,00
	Dollars	30.261.951	7,63	-	-	-	-	-	-

Other long-term liabilities (5)	Indexed Ch$	15.072.920	-	8.046.378	-	20.119.177	-	20.460.991	-
	Non-indexed Ch$	944.996	-	362.676	-	906.693	-	35.918.673	-

Total Long-term Liabilities		195.385.966		233.378.847		27.741.277		57.722.748

Subtotal by currency	Indexed Ch$	17.759.083		74.394.572		26.834.584		21.804.075
	Non-indexed Ch$	944.996		362.676		906.693		35.918.673
	Dollars	176.681.887		158.621.599		-		-

(5) Includes the following balance sheet accounts: Due to related companies, Miscellaneous accounts payable, Accruals, Deferred long-term taxes, Other long-term liabilities.

31. Sanctions:

Neither the Company, nor its Directors and Managers have been sanctioned by the Superintendency of Securities and Insurance or any other administrative authority during 2006 and 2005.

32. Subsequent events:

On April 20, 2006, the Extraordinary Shareholders’ Meeting of Telefónica CTC Chile agreed to the following:

     a) Modify the Company’s bylaws in order to decrease capital by Ch$ 40,200,513,570.
     b) Add the synthetic name TELEFONICA CHILE, modifying the first article of the bylaws.

The Extraordinary Shareholders’ Meeting of subsidiary Telefónica Mundo S.A. held on April 19, 2006, agreed to the following:

     a) Approve the merger by incorporation of Globus 120 S.A. in Telefónica Mundo S.A. with the latter acquiring the assets and liabilities of the former as of May 1, 2006.
     b) Increase the share capital of Telefónica Mundo S.A. by Ch$3,250,440,994, through issuance of 1,398,602 cash shares.
     c) Approve the Company’s name change to TELEFONICA LARGA DISTANCIA S.A. modify the synthetic names and reform bylaws.

On April 21, 2006, the Supreme Court issued a verdict in favor of Telefónica Chile in the lawsuit filed by a group of unions requesting compliance with the goal incentives contemplated in the collective agreements in effect in 1998. This verdict constitutes the final and definite pronouncement with respect to this process and has an evident incidence on all the rest of the procedures in course relating to this clause of the collective contracts.

On April 27, 2006, the Board of Directors accepted the resignation of the Company’s Director and President, Mr. Bruno Philippi Irarrazabal, and designated Mr. Emilio Gilolmo López to replace him. Likewise the Board accepted the resignation of deputy Directors Messrs. Juan Carlos Ros Brugueras and Guillermo Ansaldo Lutz, designating Messrs. Manuel Alavarez-Tronge and Manoel Amorin, respectively, as replacements.

In the period from April 1 to 27, 2006, there have been no other significant subsequent events that affect these financial statements.

33. Environment:

In the opinion of Management and the Company’s in-house legal counsel and because the nature of the Company’s operations do not directly or indirectly affect the environment, as of the closing date of these interim financial statements, no resources have been set aside nor have any payments been made for non-compliance with municipal ordinances or to other supervising organizations.

34. Time deposits:

The detail of time deposits is as follows:

Placement	Institution	Currency		Rate	Maturity		Accrued
			Principal			Principal	interest	Total
			ThCh$	%		ThCh$	ThCh$	ThCh$

Mar 21, 2006	Banco de Chile	ThCh$	6,500,000	5.04	Apr 26, 2006	6,500,000	9,100	6,509,100
Mar 21, 2006	Banco Santander Santiago	ThCh$	1,700,000	5.16	Apr 26, 2006	1,700,000	2,437	1,702,437
Mar 31, 2006	Banco Santander Santiago	ThCh$	1,928	-	Apr 30, 2006	1,928	-	1,928
Mar 30, 2006	BBVA	ThCh$	6,500,000	4.80	May 02, 2006	6,500,000	867	6,500,867
Mar 31, 2006	Banco de Chile	ThCh$	1,600,000	4.92	May 02, 2006	1,600,000	-	1,600,000
Mar 30, 2006	Banco Santander Santiago	ThCh$	8,000,000	5.40	May 12, 2006	8,000,000	1,200	8,001,200
Dec 06, 2005	Banco Crédito e Inversiones	UF	16	3.00	Jun 06, 2006	290,484	573	291,057
Mar 31, 2006	ABN Amro Bank	USD	1,480	4.80	Apr 03, 2006	780,996	-	780,996
Mar 03, 2006	Banco Crédito e Inversiones	USD	145	4.30	Apr 03, 2006	76,296	255	76,551
Mar 06, 2006	Banco Crédito e Inversiones	USD	147	4.30	Apr 06, 2006	77,296	231	77,527
Mar 23, 2006	Deutsche Bank	USD	4,200	4.70	Apr 20, 2006	2,209,956	3,173	2,213,129

Total				-	-	27,736,956	17,836	27,754,792

35. Accounts payable:

The detail of the accounts payable balance is as follows:

	2006	2005
	ThCh$	ThCh$

Suppliers
Chilean	63,189,488	61,524,608
Foreign	3,271,390	2,587,760
Carrier service	7,224,030	6,226,552
Provision for work in progress	10,029,374	15,928,705

Total	83,714,282	86,267,625

36. Other accounts payable:

The detail of other accounts payable is as follows:

	2006	2005
	ThCh$	ThCh$

Exchange insurance contract payables	1,113,336	22,122,952
Billing on behalf of third parties	3,141,464	2,402,776
Accrued supports	1,336,131	1,420,824
Other accounts payable by received materials	1,038,908	1,193,552
Others	493,298	691,840

Total	7,123,137	27,831,944

Juan Cuevas Villegas	José Molés Valenzuela
General Accountant	General Manager

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE
CONSOLIDATED FINANCIAL STATEMENTS

For the three-month periods ended March 31, 2006 and 2005

2

Management’s Discussion and Analysis of the Consolidated Financial Statements

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

TABLE OF CONTENTS

1. Highlights	3
2. Volume Statistics, Property, Plant & Equipment and Statement of Income	6
3. Analysis of Results for the Period
3.1 Operating Income	8
3.2 Non-operating Income	9
3.3 Net Income for the period	10
4. Results by Business Area	10
5. Statement of Cash Flows	12
6. Financial Indicators	13
7. Explanation of the Main Difference Between Market or Economic Value and Book Value of the Company’s Assets	14
8. Regulatory aspects	14
9. Analysis of Markets, Competition and Relative Participation	23
10. Analysis of Market Risk	27

3

1. HIGHLIGHTS

Consolidated Income and Figures for the Corporation’s Business Areas

As of March 31, 2006, Telefónica CTC Chile recorded consolidated net income of Ch$734 million, whereas in the same period in 2005 it shows net income of Ch$ 8,507 million.

For comparison purposes, as detailed in the following table, the operating margin reaches 13.8% and 15.9% for the periods ended in March 2006 and 2005, respectively.
The operating income of Telefónica CTC Chile presents a surplus of Ch$19.45 billion, 14.0% less than the Ch$22.608 billion reached in the period ended March 31, 2005.

	2005	2006	% Variation

Revenues	142,255	140,804	-1.0%

Salaries	-18,025	-16,482	-8.6%
Goods and services	-51,025	-54,693	7.2%
Total Cost	-69,050	-71,175	3.1%
EBITDA	73,205	69,629	-4.9%
Depreciation	-50,597	-50,179	-0.8%
Operating Income	22,608	19,450	-14.0%

Operating Margin	15.9%	13.8%

Non-operating income for the period ended as of March 31, 2006 shows a deficit of Ch$15.012 billion, which compares negatively to the deficit obtained in the same period the previous year in the amount of Ch$ 9.501 billion, derived mainly from a decrease in financial income together with an increase in other non-operating expenses. Both effects were partly offset by the decrease in financial expenses associated to a lower level of debt and better financing conditions, and a positive price-level restatement effect.

With respect to operating business figures, as of March 31, 2006, Telefónica CTC Chile had a total of 2,418,073 fixed telephone lines, which represents a decrease of 0.8% in relation to March 31, 2005. The Company’s ADSL business grew 60.9% in relation to the same period the previous year, with 356,986 customers in service. Long distance traffic through the network of Telefónica CTC Chile, for which access charges are charged, decreased by 19.0% in domestic long distance (DLD) and 24.7% in international long distance (ILD). Total traffic reached 338.4 million minutes and 141.9 million minutes, respectively, as of March 31, 2006.

As of March 31, 2006, the Company had a staff of 3,544, which is a decrease of 7.5% from the staff of 3,833 as of March 31, 2005.

4

Decrease in Financial Debt

Telefónica CTC Chile has continued to improve its debt level through amortization and prepayment of loans, renegotiation of interest rates and terms of current loans as well as through the global drop in interest rates. As of March 31, 2006, the financial debt reached Ch$467.263 billion, reflecting a 20.0% decrease in relation to the financial debt of Ch$585.517 billion recorded as of March 31, 2005. The decrease in the indebtedness levels together with the improved financing conditions and the drop in the value of the dollar translated into a downturn of 44.9% in financial expenses as of March 31, 2006.

Dividends Policy

The Ordinary Shareholders’ Meeting held on April 14, 2005 approved the distribution of both the final and interim dividends and also informed the Dividends Policy for 2005 and future years, which will be a distribution of dividends with a 100% charge to income for each year, by means of an interim dividend in November of each year and a final dividend which will be proposed at the Ordinary Shareholders’ Meeting.

Likewise, on October 27, 2005, the Board of Directors approved payment of an interim dividend (No.170) of Ch$11.00 per share, with a charge to 2005 income, equivalent to ThCh$10,528,728 (historical).

Permit for Limited Satellite and Cable Television Service

Through Exempt Resolution No. 1605 of December 23, 2005, the Undersecretary of Telecommunications (“Subtel”) granted Telefónica Multimedia Chile S.A. (formerly Tecnonáutica S.A.) a satellite television limited service permit to operate throughout the national territory for a renewable 10-year term.

In addition, through Resolution No. 81 of February 21, 2006, the Undersecretary of Telecommunications granted Telefónica Multimedia Chile S.A. a cable television limited service permit to provide the service through the broadband network of Telefónica CTC, throughout the national territory for an unlimited term except for the Metropolitan Region, which is covered in the permit granted in 1994.

Subtel dictated the technical standard that establishes that the cable television service can be provided using any technology through physical media, which regulates the operation of the ADSL broadband network to provide television services.

Wireless Local Public Telephone Concessions on 3,400 – 3,600 MHz Frequency Band

By means of Resolutions No. 64 and No. 65 of January 20, 2006, the Ministry of Transport and Telecommunications assigned to Telefónica CTC Chile the regional concessions to provide wireless local telephone services in Regions XI and XII, respectively, since it was the only bidder. The resolutions were published in the Official Gazette and in newspapers distributed in both regions on February 7, 2006. The decrees granting those concessions are pending.

5

Modifications of the Regulatory Framework. Extension of the Length of Public Telephone Services Subscriber Number

By means of Resolution No. 1120, of September 28, 2005, published in the Official Gazette on October 4, 2005, Subtel set a period of 10 months to extend the local telephone numbers in the Primary Zones of Valparaiso and Concepción by one digit. The extension for Santiago and the rest of the zones was deferred.

Furthermore, by means of Decree No. 400, of October 4, 2005, issued by the Ministry of Transport and Telecommunications, the Fundamental Telephone Numbering Technical Plan was modified in order to define the virtual mobile network area code with the number 09, and by means of Exempt Resolution No. 27 of 2006, August 19, 2006 was established as the date in which the new virtual mobile area code will begin operating.

Telefónica CTC Chile is performing the network and systems modifications needed to enable what is established in the regulations on telephone numbers.

6

2. VOLUME STATISTICS, PROPERTY, PLANT AND EQUIPMENT AND STATEMENTS OF INCOME

     TABLE No. 1
VOLUME STATISTICS

DESCRIPTION	MARCH	MARCH	VARIATION
	2005	2006	MCh$	%

Lines in Service at (end of period)	2,437,542	2,418,073	-19,469	-0.8%
Total Average Lines in Service	2,432,777	2,430,980	-1,797	-0.1%
Inter-primary DLD Minute(2) (thousands)	417,958	338,379	-79,579	-19.0%
Total ILD Minutes(3) (thousands)	188,546	141,889	-46,657	-24.7%
ILD Minute Outgoing (incl. Internet)	83,084	38,811	-44,273	-53.3%
ILD Minutes Incoming	105,462	103,078	-2,384	-2.3%
Line Connections	88,778	97,695	8,917	10.0%
ADSL Connections in Service	221,880	356,986	135,106	60.9%
Permanent Personnel Telefónica CTC Chile (4)	2,873	2,724	-149	-5.2%
Permanent Personnel Subsidiaries (4)	960	820	-140	-14.6%
Total Corporate Personnel (4)	3,833	3,544	-289	-7.5%

1.	Does not include calls from public phones owned by the Company.
2.	DLD: Domestic Long Distance. Corresponds to all outgoing traffic of primary areas attended by Telefónica CTC Chile, including the traffic of 188 Telefónica Mundo and Globus 120, for which access fees are charged.
3.	ILD: International Long Distance. Corresponds to all outgoing and incoming international calls of primary areas attended by Telefónica CTC Chile, including the traffic of 188 Telefónica Mundo and Globus 120, for which access fees are charged.
4.	Does not include staff with contracts for determined term.

TABLE No. 2
CONSOLIDATED NET PROPERTY, PLANT AND EQUIPMENT
(Figures in millions of pesos as of March 31, 2006)

DESCRIPTION	MARCH	MARCH	VARIATION
	2005	2006	MCh$	%

Land, Infrastructure, Machinery and Equipment	3,650,483	3,672,718	22,235	0.6%
Projects and Works in Progress	64,684	71,929	7,245	11.2%
Accumulated Depreciation	(2,326,655)	(2,479,891)	(153,236)	6.6%
NET PROPERTY, PLANT & EQUIPMENT	1,264,756	1,388,512	123,756	-8.9%

7

TABLE N° 3
CONSOLIDATED STATEMENTS OF INCOME FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2006 AND 2005
(Figures in millions of pesos as of 03.31.06)

DESCRIPTION	Jan - Mar	Jan - Dec	Jan - Mar	VARIATION (2006/2005)

	2005	2005	2006	MCh$	%

OPERATING REVENUES
FIXED TELECOMUNICATIONS	107.083	440.154	108.030	947	0,9%
Basic Telephony	73.380	293.403	67.569	(5.811)	-7,9%
Fixed Monthly	32.775	123.168	24.201	(8.574)	-26,2%
Variable charge	24.668	96.617	19.568	(5.100)	-20,7%
Connections and Other Installations	675	3.271	434	(241)	-35,7%
Flexible Plans (Minutes)	8.612	45.590	17.565	8.953	104,0%
Value Added Services	5.257	19.417	4.345	(912)	-17,3%
Other Basic Telephony Services	1.393	5.340	1.456	63	4,5%

BROADBAND	8.147	42.771	13.784	5.637	69,2%
ADSL	6.533	31.823	10.848	4.315	66,0%
Internet Connection for Companies	1.614	10.948	2.936	1.322	81,9%

Access Charges and Interconnections (1)	10.170	43.873	12.183	2.013	19,8%
Domestic Long Distance	2.740	10.313	2.222	(518)	-18,9%
International Long Distance	654	2.364	413	(241)	-36,9%
Access Charges Mobile - Fixed	2.941	14.187	4.375	1.434	48,8%
Other Interconnection Services	3.835	17.009	5.173	1.338	34,9%

Other Local Telephone Services	15.386	60.107	14.494	(892)	-5,8%
Advertising in Telephone Directories	1.044	5.353	902	(142)	-13,6%
ISP (Switchboard and Dedicated)	666	2.522	551	(115)	-17,3%
Telemergencia (Security Services)	1.913	8.057	2.234	321	16,8%
Public Phones	2.675	9.790	2.530	(145)	-5,4%
Interior Installation and Equipment Rental	7.783	30.595	7.697	(86)	-1,1%
Equipment Marketing	1.305	3.790	580	(725)	-55,6%

LONG DISTANCE	15.511	57.798	14.026	(1.485)	-9,6%
Long Distance	6.098	23.198	5.556	(542)	-8,9%
International Service	5.615	19.406	5.137	(478)	-8,5%
Network capacity and circuit rentals	3.798	15.194	3.333	(465)	-12,2%

CORPORATE COMMUNICATIONS	18.963	77.978	18.054	(909)	-4,8%
Terminal Equipment	2.378	13.338	2.284	(94)	-4,0%
Complementary Services	3.432	14.622	3.379	(53)	-1,5%
Data Services	8.224	28.034	6.127	(2.097)	-25,5%
Dedicated links and others	4.929	21.984	6.264	1.335	27,1%

OTHER BUSINESSES (2)	698	3.038	694	(4)	-0,6%

TOTAL OPERATING REVENUES	142.255	578.968	140.804	(1.451)	-1,0%

OPERATING COSTS	(86.740)	(371.935)	(89.716)	(2.976)	3,4%
Salaries	(9.065)	(42.587)	(8.871)	194	-2,1%
Depreciation	(48.052)	(189.121)	(48.228)	(176)	0,4%
Other Operating Costs	(29.623)	(140.227)	(32.617)	(2.994)	10,1%
ADMINISTRATIVE AND SELLING COSTS	(32.907)	(120.198)	(31.638)	1.269	-3,9%

TOTAL OPERATING COSTS	(119.647)	(492.133)	(121.354)	(1.707)	1,4%

OPERATING INCOME	22.608	86.835	19.450	(3.158)	-14,0%

Interest Income	3.479	7.961	673	(2.806)	-80,7%
Other Non-operating Income	602	3.097	499	(103)	-17,1%
Income from Investment in Related Companies (3)	401	1.675	422	21	5,2%
Interest Expenses	(8.977)	(29.412)	(4.943)	4.034	-44,9%
Amortization of Goodwill	(389)	(1.579)	(1.113)	(724)	186,1%
Other Non-operating Expenses	(1.496)	(13.038)	(10.125)	(8.629) s.c.
Price-level restatement	(3.121)	2.891	(425)	2.696	-86,4%

NON-OPERATING INCOME	(9.501)	(28.405)	(15.012)	(5.511)	58,0%

INCOME BEFORE INCOME TAX	13.107	58.430	4.438	(8.669)	-66,1%

Income taxes	(4.619)	(33.292)	(3.769)	850	-18,4%
Minority Interest	19	(30)	65	46	242,1%

NET INCOME (4)	8.507	25.108	734	(7.773)	-91,4%

(1)	Due to accounting consolidation does not include access charges of 188 Mundo Telefónica and Globus.
(2)	Includes revenues from T-gestiona, Telepeajes and Tecnonáutica
(3)	For the purposes of a comparative analysis, participation in income from investments in related companies is shown net (net income/losses).
(4)	For comparison purposes certain reclassifications have been made to the 2005 statements of income.

8

3. ANALYSIS OF INCOME FOR THE PERIOD

3.1 OPERATING INCOME

As of March 31, 2006, operating income amounted to Ch$19.450 billion, which represents a 14.0% decrease with respect to the previous year.

Operating Income

Operating income for the period amounted to Ch$140,804 million, or a decrease of 1.0% in relation to the income for the period from January to March 2005 of Ch$142.255 billion.

This variation mainly resulted from a decrease in long distance income and in income from corporate communications, partly offset by an increase in fixed telephone services.

Revenues from Local Telephone Services: Revenues from local telephone services increased by 0.9%, as a result of a combination of factors. There was a 7.9% drop in basic telephone services with respect to the previous year, derived from a 20.7% decrease in the level of variable charge, which shows the effect of lower income derived from the application of the new rate decree, the downturn in traffic per line and the migration of customers to flexible plans recorded since 2005. Fixed monthly charges, corresponding to the fixed monthly charge for connection to the network, decreased 26.2%, which is mainly explained by the incorporation of new customers to flexible plans. This effect was offset by the effect of higher income due to the application of the new rate decree. Consequently, the incorporation of customers to flexible plans positively contributed to the Ch$8.953 billion increase in income. Income from connections and other installations fell 35.7% with respect to the previous year, whereas value added services decreased by 17.3%, and other basic telephone services income increased by 4.5% .

Broadband services increased 69.2% in the period from January to March 2006, to Ch$13.784 billion, whereas in the same period the previous year income from these services amounted to Ch$8.147 billion.

Access charges and interconnections increased by 19.8%, mainly due to the 34.9% increase in other interconnection services, with particularly noteworthy increases in media rental services, carrier information and connection services, and unbundling services, together with a 48.8% increase in mobile and fixed access charges. On the other hand there was a 36.9% drop in income from international long distance access charges and 18.9% in domestic long distance.

Other fixed telephone services decreased by 5.8%, equivalent to Ch$892 million, primarily as a result of the Ch$725 million drop in income from commercialization of equipment.

Long Distance: Revenues from these services decreased by 9.6% in comparison to 2005, due to a decrease of 8.9% and 8.5% in DLD and ILD, respectively, which was influenced by a decrease in average outgoing long distance, a 6.6% drop in DLD and a 9.9% increase in outgoing ILD traffic. The above is increased by the drop in income from media and circuit rental.

Corporate Communications: Revenue from corporate communications shows a 4.8% decrease in respect to the previous year, due to a drop in all lines of business: 25.5% in data

9

services together with a 4.0% decrease in income from sale of terminal equipment and a 1.5% decrease in income from complementary services. This was partly offset by a 27.1% increase in income from circuits and others.

Other Businesses: This revenue shows a 0.6% decrease mainly due to decrease in income from the subsidiary Telepeajes (teletoll services).

Operating Costs

Operating costs for the period reached Ch$121.354 billion, increasing by 1.4% in relation to 2005, when they reached Ch$119.647 billion. This is explained mainly by an increase in the line of goods and services and depreciation, which effect was partly offset by a tendency to reduce expenses, primarily in remunerations, due to the efforts put into efficient use of resources applied by the Company in the last few years.

3.2 NON-OPERATING INCOME

Non-operating income obtained in the period ended March 31, 2006 shows a loss of Ch$15.012 billion, whereas in the previous year non-operating income reached Ch$9.501 billion. The change in non-operating income is broken down as follows:

Financial income shows a decrease of 80.7%, mainly because in 2005, the greater volume of funds available from the sale of the subsidiary Móviles was temporarily allocated to financial investments.

Other non-operating income amounted to Ch$499 million, which is lower than the Ch$602 million reached in 2005. This is mainly due to lower income obtained on the sale of recovered material.

Financial expenses decreased by 44.9% in 2006, as a product of lower interest bearing debt, renegotiation of the rates of current loans, the drop in market interest rate and the effect of the drop in the exchange rate.

Amortization of goodwill shows a Ch$724 million increase in relation to 2005, mainly due to the full amortization of goodwill of Tecnonaútica, due to the restructuring of the Telefonica CTC Chile group.

Other non-operating expenses reached Ch$10,125 million, a Ch$8,629 million increase in respect to 2005. This is mainly derived from the cost of the restructuring carried out in 2006.

Price-level restatement in 2006 shows a loss of Ch$425 million, mainly due to the variations in the CPI, UF and exchange rate. It should be noted that a 100% hedge has been maintained for exchange rate fluctuation and a 79% hedge for interest rate. The Company’s exchange rate (peso-dollar) hedge policy was, in large part, able to neutralize the effect of the exchange rate variation in 2005 and 2006.

10

3.3 NET RESULT FOR THE PERIOD

The Company recorded net income of Ch$734 million for the 2006 period, whereas in the 2005 period, net income was Ch$8.507 billion. The lower income obtained in the 2006 period in comparison to 2005 is derived from a 14.0% operating surplus and the increase in the non-operating deficit equivalent to Ch$5,511 million; these effects are offset by the lower income tax liability.

4. RESULTS BY BUSINESS AREA

Local Telephone Business: Net loss of Ch$4.855 billion as of March 31, 2006, comparatively lower than the surplus of Ch$806 million recorded in 2005, due to lower non-operating income, and the higher operating deficit, mainly due to recording the cost of the restructuring carried out in the first quarter of 2006.

Corporate Communications Business: This business contributed net income of Ch$2.625 billion, an 11.6% decrease in relation to 2005, when net income was Ch$2.968 billion. The difference is the result of lower operating income due to the cost of restructuring carried out in the first quarter of 2006.

Long Distance Business: As of March 31, 2006, the Company presented net income of Ch$3.195 billion, lower than that reached in 2005 which amounted to Ch$4,550 million. This variation is produced mainly by a 16.1% drop in operating income and operating deficit of Ch$178 million, which compares negatively to the non-operating surplus obtained in the first quarter of 2005 in the amount of Ch$325 million.

Other Businesses: The businesses as a whole generated a net loss of Ch$232 million and operating income of Ch$37 million in the period ended March 31, 2006, whereas during the same period the previous year, they recorded net income of Ch$183 million, with an operating surplus of Ch$103 million. These businesses mainly include Telepeajes (teletoll services), Tecnonáutica and T-gestiona.

The following table shows the contribution of each business area to corporate results:

11

     REVENUES AND COSTS BY BUSINESS
AS OF MARCH 31, 2005 AND 2006
(Figures in millions of pesos as of 03.31.06)

	Fixed Telecomunications			Corporate Communications			Long Distance			Other
	Jan-Mar	Jan-Dec	Jan-Mar	Jan-Mar	Jan-Dec	Jan-Mar	Jan-Mar	Jan-Dec	Jan-Mar	Jan-Mar	Jan-Dec	Jan-Mar
	2005	2005	2006	2005	2005	2006	2005	2005	2006	2005	2005	2006

Operating Revenues	122.365	499.694	119.535	21.636	87.718	20.882	20.388	78.853	19.609	3.934	17.727	3.912
Revenues	107.084	440.152	108.030	18.962	77.979	18.054	15.512	57.798	14.026	697	3.039	694
Intercompany Transfers	15.281	59.542	11.505	2.674	9.739	2.828	4.876	21.055	5.583	3.237	14.688	3.218

Operating Expenses	(108.924)	(437.702)	(108.844)	(18.312)	(73.256)	(17.149)	(15.378)	(72.941)	(15.406)	(3.831)	(16.919)	(3.875)
Payroll	(13.736)	(59.499)	(12.325)	(2.499)	(10.543)	(2.350)	(502)	(2.612)	(527)	(1.289)	(6.185)	(1.280)
Depreciation	(45.216)	(175.638)	(44.693)	(2.560)	(9.663)	(2.728)	(2.779)	(10.592)	(2.746)	(42)	(170)	(11)
Goods and Services	(35.469)	(143.975)	(39.915)	(4.590)	(19.515)	(4.526)	(8.807)	(44.623)	(8.407)	(2.160)	(9.117)	(1.845)
Intercompany Transfers	(14.503)	(58.590)	(11.911)	(8.663)	(33.535)	(7.545)	(3.290)	(15.114)	(3.726)	(340)	(1.447)	(739)

Operating Income	13.441	61.992	10.691	3.324	14.462	3.733	5.010	5.912	4.203	103	808	37

Non-operating Income and Expenses
Financial Expenses	(8.980)	(29.396)	(4.930)	13	(7)	(13)	(4)	(4)	0	(6)	(6)	0
Other Income and Expenses	(973)	4.113	(9.189)	46	(1.226)	(331)	369	(1.735)	(240)	36	(143)	(310)
Intercompany Transfers	640	1.599	566	107	851	140	(40)	1.111	62	22	98	18

Non-operating Income	(9.313)	(23.684)	(13.553)	166	(382)	(204)	325	(628)	(178)	52	(51)	(292)

EBITDA (*) and extraordinary items	58.324	243.342	46.761	6.037	23.750	6.270	8.118	15.880	6.771	203	933	(244)

Taxes and Others	(3.322)	(26.377)	(1.993)	(522)	(3.334)	(904)	(785)	(3.678)	(830)	28	67	23

Income After Taxes	806	11.931	(4.855)	2.968	10.746	2.625	4.550	1.606	3.195	183	824	(232)

(*) EBITDA : Earnings before taxes, interest, depreciation, amortization and extraordinary items.

GRAPH OF NET INCOME (LOSS) BY BUSINESS
AS OF MARCH 31, 2005 AND 2006
(Figures in millions of pesos as of 03.31.06)

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5. STATEMENT OF CASH FLOWS

TABLE No. 4
CONSOLIDATED CASH FLOWS
(Figures in millions of pesos as of March 31, 2006)

DESCRIPTION	JAN-MAR	JAN-MAR	VARIATION
	2005	2006	MCh$	%

Net cash from operating activities	74,903	48,207	-26,696	-35.6%
Net cash from financing activities	-69,789	-38,463	31,326	-44.9%
Net cash from investing activities	-25,929	-18,928	7,001	-27.0%
Effect of inflation on cash and cash equivalents	1,358	281	-1,077	-79.3%
Net change in cash and cash equivalents for the year	-19,457	-8,903	10,554	-54.2%

The negative variation of Ch$8.903 billion in cash flows for the 2006 period compared to the negative variation of Ch$19,457 million in 2005 is because in 2006 cash flows from financing activities increased, and also less cash flows were allocated to short-term investments. Both effects are offset by the lower cash flows obtained from operating activities.

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6. FINANCIAL INDICATORS

TABLE No. 5
CONSOLIDATED FINANCIAL INDICATORS

DESCRIPTION	JAN-MAR		JAN-DEC		JAN-MAR
	2005		2005		2006

LIQUIDITY RATIO
Current Ratio
(Current Assets / Current Liabilities)		1.13		0.97		1.36

Acid Ratio
(Most liquid assets / Current Liabilities)		0.31		0.33		0.23

DEBT RATIOS
Debt Ratio
(Total Liabilities / Shareholders’ Equity)		0.86		0.84		0.80

Long-term Debt Ratio
(Long-term Liabilities / Total Liabilities)		0.58		0.58		0.56

Financial Expenses Coverage
(Income Before Taxes and Interest / Interest Expenses)		2.07		2.72		2.66

RETURN AND EARNINGS PER SHARE RATIO
Operating Margin
Operating Income / Operating Revenues)		15.9%		15.0%		13.8%

Operational Income Return
(Operating Income / Net Property, Plant and Equipment (1) )		1.6%		6.2%		1.5%

Earnings per Share
(Net Income / Average number of paid shares each year)		Ch$8.50		Ch$26.31		Ch$0.8

Return on Equity
(Income / Average shareholders’ equity)		0.83%		2.60%		0.08%

Profitability of Assets
(Income/Average assets)		0.44%		1.38%		0.04%

Operating Assets
(Net income / Average operating assets (2) )		0.60%		1.85%		0.06%

Return on Dividends
(Paid dividends / Market Price per Share)		37.1%		10.8%		10.3%

ACTIVITY INDICATORS
Total Assets	M$	1,913,438	M$	1,703,674	M$	1,665,296
Sale of Assets	M$	156	M$	1,314	M$	340
Investments in other companies and property, plant and	M$	10,579	M$	76,173	M$	16,995
equipment

Inventory Turnover
(Cost of Sales / Average Inventory)		1.90		2.78		3.45

Days in Inventory
(Average Inventory / Cost of sales times 360 days)		189.19		129.57		104.48

(1)	Figures at the beginning of the year, restated.

(2)	Property, plant and equipment are considered operating assets

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From the previous table we emphasize the following:

The common liquidity index shows an increase due to a 26.8% drop in current assets, whereas current liabilities decreased by 39.1%, due to a decrease in the financial debt in comparison to December of the previous year.

The decrease in the debt ratio is explained by a 16.7% drop in the level of demand liabilities whereas shareholders’ equity decreased by 10%, mainly due to distribution of retained earnings through the payment of dividends.

7. EXPLANATION OF THE MAIN DIFFERENCES BETWEEN MARKET OR ECONOMIC VALUE AND THE BOOK VALUE OF THE COMPANY’S ASSETS

Due to market inaccuracies regarding the capital assets of the sector, there is no economic or market value that can be compared to the respective accounting values. However, there are certain buildings with a book value equal or close to zero. These buildings have a market value, but compared to the book value it is not significant with respect to the Company’s assets in the aggregate.

In relation to other assets, such as marketable securities (shares and promissory notes) with a referential market value, the corresponding provisions have been established when the market value is less than the book value.

8. REGULATORY ASPECTS Fixed Telephony Tariff Decree

On May 4, 2004, the Ministries of Transport and Telecommunications and of Economy, Development and Reconstruction dictated Rate Decree No. 169, which they submitted together with the supporting report to the Chilean General Comptroller for the recording process.

On February 8, 2005, the Chilean General Comptroller recorded Tariff Decree No. 169.

Tariff Decree No. 169 was published in the Official Gazette on February 11, 2005. Telefónica CTC Chile enabled the application of the new rates to its customers in its systems and began the rebilling process as of May 6, 2004.

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Tariff Flexibility

By means of Resolution No. 709 of October 13, 2003, the Resolution Commission decided to: “Accept the request on fs 476 of Compañía de Telecomunicaciones de Chile S.A., only inasmuch as it is necessary to clarify Resolution No. 686, of May 20, 2003, recorded on fs. 440, in the sense that the resolution implies that the market conditions are not present to authorize tariff freedom, and therefore a maximum rate must be set. Lower tariffs or plans may be offered, but the conditions of these, which protect and provide due guarantees to the user from those in dominant positions in the market, must be regulated by the respective authority.”

The Official Gazette of February 26, 2004, published Decree No. 742, of December 24, 2003, issued by the Ministry of Transport and Telecommunications, which establishes the regulations that govern, without restrictions as to levels or structure, the conditions under which various plans and joint offers can be offered by the dominant operators of the local telephone service.

The rate flexibility allows Telefónica CTC Chile to offer its customers various commercial plans, other than the plan regulated by the authority, as per the conditions defined by the Company itself.

Telefónica CTC Chile began commercializing the different plans for local telephone public service, so that the interested public can opt for an alternative that is different to the rate structure defined by the regulator.

Mobile Telephone Tariff Decree

On January 20, 2004, the Ministries of Transport and Telecommunications and of Economy, Development and Reconstruction, by means of a decree, set the levels, structure and indexation mechanisms of the services subject to tariff setting.

On April 12, 2004, the Chilean General Comptroller recorded the decrees that set the tariffs for access charges for mobile telephony companies. The tariff decrees were published in the Official Gazette of April 14, 2004.

Modifications of the Regulatory Framework

Extension of the length of the public telephone services subscriber number.

By means of Resolution No. 1120, of September 28, 2005, published in the Official Gazette on October 4, 2005, Subtel set a period of 10 months to extend the local telephone numbers in the Primary Zones of Valparaiso and Concepción by one digit. The extension for Santiago and the rest of the zones was deferred.

Furthermore, by means of Decree No. 400, of October 4, 2005, issued by the Ministry of Transport and Telecommunications, the Fundamental Telephone Numbering Technical Plan was modified in order to define the virtual mobile network area code as the number 09 and Exempt Resolution No. 27 establishes August 19, 2006 as the date on which the new code of the virtual mobile area will begin operating.

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Telefónica CTC Chile is performing the network and system modifications required to enable the requirements of the telephone numbers regulation.

New format of Single Telephone Bill.

Decree No. 510 issued by the Ministry of Transport and Telecommunications establishes the minimum content and other elements of the Single Telephone Bill and a period of 120 days is set to apply the provisions established in the mentioned decree.

On January 12, 2005, Telefónica CTC Chile requested from Subtel approval of the contents and design of the new Single Telephone bill in conformity with Decree No. 510.

Outside of the specified comment period, Subtel made observations to the proposal made by Telefónica CTC Chile, ordering them to be rectified before issuance to the public, in addition to issuing an Official Circular with instructions for applying the Regulation.

Telefónica CTC Chile filed a complaint before the Chilean General Comptroller against Subtel pertaining to the legality of infringing on the standard that establishes that after 30 days the proposal made by the concessionary will be understood to be fully approved, which did in fact occur and that is not recognized in the pronouncement.

On August 30, 2005, Subtel responded to the Chilean General Comptroller in respect to the legality complaint filed by Telefónica CTC against the acts of Subtel which made observations on the new model of the Single Telephone Bill outside of the specified comment period.

In its report, Subtel recognizes that it made observations outside of the specified comment period and formulates its defense on the basis that Telefónica CTC Chile’s model of telephone bill does is not in accordance with the legal ordinance.

On October 6, 2005, Telefónica CTC Chile presented a writ before the Chilean General Comptroller answering the arguments made by Subtel in its report.

As support for the legal thesis stated in the complaint, Telefónica CTC Chile attached a Legal Report to the Chilean General Comptroller from the Administrative Law Professor, which confirms the relevance of the complaint that was filed.

By means of verdict No. 09695, of February 28, 2006, the Chilean General Comptroller declared that the single telephone bill model presented by Telefónica CTC Chile must be understood to be fully approved, and furthermore it indicated that what was stated by Subtel in their official circular No. 09, of 2005, which determines the sense and scope of the standards of Decree No. 510 of 2004 is not applicable to Telefónica CTC Chile.

Technical Standard that classifies complementary services into categories.

By means of Exempt Resolution No. 1319, of October 6, 2004, Subtel established the categories of complementary services and attributed the numeration to the respective categories of complementary services that users can access through the public telephone network.

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Telefónica CTC Chile made the adjustments to its network to enable, among other aspects, numbering of the complementary Internet narrowband access service, the deadline for which is April 8, 2006.

Public consultation of regulation projects.

In July and August 2004, Subtel began making public inquiries to the relevant parties of the telecommunications sector with respect to proposals for regulations regarding Network Unbundling and IP Telephony.

The Network Unbundling proposal, which was subjected to a new public inquiry in December 2004, defines the services, their operating conditions and adds new services that modify the conditions already defined in the tariff decree, defining new obligations that make unbundling more troublesome (obligation to invest, new rights of subscribers, discrimination of obligations according to the technology used, etc.). Furthermore, the obligation to resell is established for mobile companies and the resale conditions are regulated for wholesalers of alternative tariff plans offered by Telefónica CTC Chile. The Company participated in those public inquiries making its observations and formulating its legal objections among which it emphasized that a large part of those proposals are matters of law and not mere regulations, at the same time that other aspects of the regulatory proposal cannot even be addressed in a law since they affect rights guaranteed by the Chilean Constitution.

Regarding the IP Telephony proposal, it defines a special type of broadband telephony, which is provided using the existing broadband infrastructure, with fewer regulatory requirements than traditional telephony (for example, the multicarrier system for DLD is not applicable), which discriminates against traditional operators who could not provide the service under these same conditions. The Company, as well as other operators, made their observations and legal objections to this proposal since they consider it, among other aspects, discriminatory and an attack on the development of the industry since it discourages investment in new infrastructure and in broadband.

As of March 31, 2006, Subtel has not made a pronouncement on either case regarding the observations and legal objections made by the Company and by other companies in the sector, nor has it sent to the Chilean General Comptroller the final texts of such regulations for recording.

Lawsuit against the State of Chile

On October 31, 2001, Telefónica CTC Chile, seeking to correct errors in Tariff Decree No. 187 of 1999, filed a motion for reconsideration with the Ministries requesting corrections to the 1999 Tariff Decree No. 187. On January 29, 2002, the Ministries issued a joint rejection of this request, explaining that “having carefully evaluated, only the feasibility and timeliness of the petition made, considering the set of circumstances of the problem and the prudence that must orient public actions”, and that the rejection “has had no other motivation than to protect the general interest and progress of the telecommunications services”.

Having exhausted all administrative remedies aimed at correcting the illegal actions taken in the tariff-setting process of May 1999, in March 2002, Telefónica CTC Chile filed a lawsuit for damages against the Government in the amount of Ch$181,038,411,056 plus readjustments and

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interest, covering past and future damages incurred up to May 2004.

Expert reports were presented on various aspects of the case supporting the position held by Telefónica CTC Chile. On March 29, 2005, the court dictated a resolution summoning the parties to the first instance sentencing, which involves an end to the discussion and evidence stage. A sentence should be declared in the near future.

Voissnet Makes an Accusation Before the National Economic Attorney General’s Office (“Fiscalía Nacional Económica”) and Files Suit Before the Antitrust Commission, both against Telefónica CTC Chile

On January 20, 2005, Telefónica CTC Chile responded to the accusation made by Voissnet filed before the National Economic Attorney General’s Office for alleged events which in its opinion attempted to violate free competition, development and growth of Internet technology, fundamentally of broadband telephony, and access to broadband, since they establish the prohibition of carrying voice using the Internet broadband access provided by Telefónica CTC Chile.

On March 14, 2005 Telefónica CTC Chile responded to the complaint filed by Voissnet before the Antitrust Commission (Tribunal de Defensa de la Libre Competencia”), hereafter TDLC, which is founded on the same facts that Voissnet indicated in the accusation filed before the National Economic Attorney General’s Office. Voissnet’s intention is for the TDLC to force Telefónica CTC to allow third parties to provide IP Telephony through the Internet using the ADSL owned by Telefónica.

Telefónica CTC Chile rejected each and every part of the accusations made by the accuser, providing market, legal and regulatory information regarding development of the broadband market in Chile, stating that it has made considerable investments to develop broadband in Chile and has facilitated the participation of all ISP through an open model, and that it is not opposed to IP telephony, but rather to the anti-competitive practices that companies are attempting to use, taking advantage of investments made by others.

Telefónica CTC Chile in turn filed a countersuit against Voissnet, in order for the Court to correct, prohibit and suppress the serious attempts to limit free competition incurred by that company, by providing telephone services to its subscribers without having the concession required by Law, or complying with the legal, regulatory and technical regulations applicable to telephony that are fulfilled by the public telephone service concessionaries, applying market skimming practices of customers of telephone concessionaries with a greater amount of traffic and which have the broadband service, and taking advantage of the existing infrastructure owned by the mentioned companies, without their authorization, and without any retribution or payment whatsoever for the use of the public telephone network and equipment used to provide broadband Internet access.

Subtel submitted the report requested by the TDLC in relation to the complaint presented by Voissnet, without making reference to the countersuit presented by Telefónica CTC Chile, questioning the contractual restrictions imposed by Telefónica CTC Chile.

On April 8, 2005, Voissnet answered the counterplea filed by Telefónica CTC Chile, requesting that it be rejected in all its parts. By means of resolution dated June 1, 2005, the TDLC deemed that there were no substantial, relevant and controversial facts, therefore the case was not to be

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received for evidence, but a date would be set to hear the case.

Telefónica CTC Chile appealed the resolution of the TDLC since it considers that there are substantial, relevant and controversial facts that both parties must prove within the evidence stage, and which are determinant for due resolution of this process and it requested that the Court dismiss it and replace it receiving the case for the evidence stage.

On June 22, 2005, the TDLC dismissed the appeal made by Telefónica CTC Chile, ratifying that in this case only legal and not factual aspects must be clarified.

On August 16, 2005, Telefónica CTC Chile was notified of the requirement filed against it by the Fiscalía Nacional Económica (FNE), based on the same conducts alleged by Voissnet against Telefónica CTC Chile in its complaint of December 2004. In its requirement, the FNE mainly requests the following from the TDLC: That it declare that Telefónica CTC has infringed on free trade, through the creation of artificial entry barriers for new competitors in the local fixed telephony market, ordering it to abstain from persisting in any act or conduct the purpose of which is to prevent granting of IP Telephony; that the Megavía DSL Contracts for Broadband Access to Internet signed by CTC with the ISP be modified, in order to immediately terminate the application of the clauses that prohibit granting of IP voice service; that Telefónica CTC Chile be fined 350 annual tax units (“unidades tributarias anuales”), or whatever fine the TDLC determines, and payment of the costs of this case; and that a request be made to the President of the Chile so that, through the applicable ministries, a study should be performed of the modifications needed to the legal and regulatory precepts of the current regulatory framework of the telecommunications market.

On September 2, 2005, Telefónica CTC Chile answered the complaint of the FNE.

The TDLC ordered both processes to be accumulated, which means that the Voissnet lawsuit is suspended until the new lawsuit arrives at the same stage. Therefore, the allegations cited August 11, 2005 were suspended.

On October 4, 2005, the TDLC accepted the petition of Telefónica CTC Chile to receive the case for evidence, setting the points of evidence. On October 11, 2005, accepting the request of the Company and the FNE for reinstatement, the Court modified the originally defined points of evidence.

On December 15, 2005, Telmex Servicios Empresariales S.A. became a party to the process as a third party interested in the results of the lawsuit, stating to the TDLC that in accordance with current legislation, the broadband voice services provided by Voissnet are a public telecommunications service, and therefore there is no reason whatsoever that in their provision they are exempt from the regime applicable to all local telephone operators.

On December 20, 2005, the TDLC began hearing evidence from witnesses, with Voissnet providing evidence first followed by the National Economic Attorney General’s Office and finally Telefónica CTC Chile. Likewise, on December 27, 2005, the parties filed their technical economic reports.

During January, March and April 2006, the TDLC will hear the declarations of the three parties involved in the lawsuit.

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Setting Rates for Post Supports

Telefónica CTC Chile together with other telecommunications companies presented objections before the Panel of Experts of the Electricity Law, regarding rates for services corresponding to support on posts, proposing an annual rate for each post support of approximately 0.02 UF.

Similarly, the distribution companies also presented before the Panel of Experts their objections regarding the post support rates proposed by the National Energy Commission, proposing an annual rate of between 0.4 UF and 0.5 UF for each support.

On July 7, 2005 Telefonica CTC Chile and the rest of the telecommunications companies that submitted objections to the Panel of Experts, presented their observations of the objections formulated by the electric companies.

The Court of Appeals rejected the protection petition filed by Chilectra S.A., against the judgment of the Panel of Experts, which made a pronouncement on the objections submitted by the Distributors and the telecommunications companies against the Technical Report of the CNE. The Judgment of the Panel of Experts opted for the values proposed by the CNE, including the service of post supports.

Chilectra S.A. also filed with the Chilean General Comptroller appealing the legality of the tariff process. The same was done by ASEP and Chilquinta, filing separate appeals before the Chilean General Comptroller. The Chilean General Comptroller has not issued its report.

Last September 16, the Ministry of Economy submitted to the Chilean General Comptroller for recording, the Tariff Decree that sets the new rates for associated services.

On December 6, 2005, the Chilean General Comptroller returned the decree to the Ministry of Economy, without recording since it deemed that it lacks legality since tariffs must be established during the tariff setting process completed in November 2004, for a 4-year term.

On December 14, 2005, the Ministry of Economy and the National Energy Commission filed a motion to abandon the proceedings before the Chilean General Comptroller, which is pending a pronouncement from the controlling entity.

Telefónica CTC Chile filed a motion for protection against the decision of the Comptroller before the Santiago Court of Appeals, which was accepted for processing by the court. Telecommunications companies VTR, CNT and Entel became a party to the motion for protection.

On March 14, 2006 the hearing began.

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Public Tender to Grant Wireless Local Public Telephone Concessions on the 3,400 – 3,600 MHz Frequency Band

On September 15, 2005 the projects were delivered to the companies participating in the public tender called by Subtel to grant wireless local public telephone concessions on the 3,400 – 3,600 MHz band.

The companies participating in that tender were Telefónica CTC Chile, Telmex Servicios Empresariales, MIC Chile S.A. (owned by Telmex Chile) and VTR.

On December 13, 2005, Subtel informed that VTR and Telmex were awarded the concessions to offer wireless local telephone throughout the country, through the preferential rights of both companies.

The resolution that awards Telmex the national wireless local public telephone service concession was published in the Official Gazette on December 16, 2005 and the resolutions awarding VTR the regional concessions excluding Regions XI and XII, of the public tender, were published on December 21, 2005.

Telefónica CTC Chile appealed the awarding of the concessions in conformity with the procedure established in the General Telecommunications Law. On March 14, 2006, Telefónica CTC Chile filed an appeal against the resolution of the Minister of Transportation and Telecommunications before the Court of Appeals, which rejected the complaint.

Furthermore, on December 27, 2005, Telefónica CTC Chile filed a public law motion to vacate in respect to the preferential rights of VTR. On February 1, 2006 Telefónica CTC Chile filed an illegality complaint before the Chilean General Comptroller due to what was stated in the Public Tender documents to grant Wireless Local Public Telephone Concessions in the 3,400 – 3,600 MHz band.

Regarding the projects corresponding to Regions XI and XII, the Ministry of Transportation and Telecommunications communicated that by means of Resolutions No. 64 and No. 65, both of January 20, 2006, it assigned the regional concessions to provide wireless local telephone services in Regions XI and XII to Telefónica CTC Chile, since it was the only bidder. The resolutions were published in the Official Gazette and in newspapers distributed in both regions on February 7, 2006. The decrees that grant the mentioned concessions are pending.

Permit for Limited Cable Television Service

Through Exempt Resolution No. 1605 of December 23, 2005, Subtel granted Telefonica Multimedia Chile S.A. (formerly Tecnonáutica S.A.), a satellite television limited service permit to operate throughout the national territory.

In addition, through Resolution No. 81 of February 21, 2006, Subtel granted Telefónica Multimedia Chile S.A. a cable television limited service permit to provide the service through the broadband network of Telefónica CTC, throughout the national territory for an unlimited term except for the Metropolitan Region, which is covered in the permit granted in 1994

Subtel dictated the technical standard that establishes that the cable television service can be

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provided using any technology through physical media, which regulates the operation of the ADSL broadband network to provide television services.

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9. ANALYSIS OF MARKETS, COMPETITION AND RELATIVE PARTICIPATION

Relevant Industry Information

During the first quarter of 2006, the Telecommunications industry maintained its characteistic dynamism, with emphasis on the evolution of the mergers and acquisition processes of operators and the continuity of the constant changes in consumer choices for telecommunications services, particularly within broadband services.

It is estimated that lines in service as of March 2006 reached approximately 3.5 million, reflecting a 2.0% increase in respect to as of March 2005, derived mainly from prepaid telephone services which represent approximately 17% of total lines. Voice services show drops of 4.3% in local, 9.5% in DLD and 4.4% in ILD accumulated in respect to the previous year.

It is estimated that as of March 2006 the mobile telephone market reached a total of 11.5 million subscribers, which represents an accumulated growth of 17% in respect to March 2005.

The Internet market shows a migration from narrowband to broadband, with a 52% decrease in the narrowband market with a total estimated 2,502 million annual minutes and a 48% increase in the broadband market, which as of March 2006, slightly exceeds 800 thousand accesses, 56% with ADSL technology.

Relevant Information Regarding Competitive Environment.

After being acquired by Almendral, Entel sells its participation in Americatel Corporation.

On January 24, 2005, Almendral S.A communicated to the Superintendency of Securities and Insurance the completion of its negotiations with Telecom Italia, for the acquisition of its participation in Entel Chile.

On March 29, 2005, Almendral S.A. and its subsidiary Inversiones Altel Limitada, purchased from Telecom Italia International N.V., 5.86% and 48.9%, respectively, of the shares of Entel S.A. The price paid for 54.76% of the shares was US$ 934 million, with a value of US$ 7.21 per share.

On March 31, 2006, Entel signed a contract denominated Stock Purchase Agreement (“SPA”), in which they agreed to sell to Platinum Equity, LLC (“Platinum”) all the shares which, through Entel International B.V.I. Corporation, it has in Americatel Corporation. The shares of Americatel that Entel has agreed to sell represent 80% of the capital of Americatel.

GTD acquires Manquehue Net S.A.

On June 17, 2005, the Board of Directors of Manquehue Net S.A. received the offer made by GTD Grupo Teleductos S.A. to the shareholders of Manquehue Net S.A.

On September 30, 2005, Manquehue Net S.A notified the Superintendency of Securities and Insurance that GTD Grupo Teleductos S.A through its subsidiaries GTD Teleductos S.A and GTD Telesat S.A. purchased all the shares of Manquehue Net S.A., thereby acquiring control of the company.

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América Móvil acquires Smartcom.

On August 3, 2005 América Móvil announced the acquisition of 100% of the ownership of the Endesa Spain Group in Smartcom. The Company value involved in the operation was US$ 472 million. América Móvil is associated with Telmex Corp. S.A.

Liberty Media takes control of United Global Com, Parent Company of VTR and merges its operations in Chile.

On January 5, 2004 Liberty Media, owner of 50% of Metrópolis Intercom in association with the Claro Group, announced the takeover of the management of United Global Com, owner of 100% of VTR Chile. After the operation, Liberty requested that the Antitrust Commission analyze the possibility of merging VTR and Metrópolis Intercom. Both companies concentrate over 90% of the Pay TV market and are relevant competitors for Telefónica CTC Chile in the broadband market providing cable modem. Likewise, VTR is the second operator of local telephone services in the country.

On June 9, 2004 the National Economic Attorney General’s Office issued its report to the Antitrust Commission recommending the authorization of the merger subject to compliance with a series of restrictions.

On October 25, 2004, the Antitrust Commission resolved to approve the merger of VTR and Metrópolis Intercom, subject to compliance with a series of corporate conditions, in respect to distribution of contents, prices, quality of service and opening of cable network broadband to other ISP. These conditions are applied to ensure development of effective competition in the pay TV market in the short-term.

On March 10, 2005 the Supreme Court of Chile authorized the merger of VTR and Metrópolis, however it considered that the transaction could hinder development of effective competition in the pay television market in the short-term, therefore it made the transactions subject to fulfillment of eight conditions, thus ratifying the decision of the Antitrust Commission in respect to merger restrictions.

On July 1, 2005 VTR began unifying its program offer for VTR and former Metrópolis customers.

Telefónica Móvil acquires the assets of Bellsouth in Latin America and the mobile subsidiary of Telefónica CTC Chile.

On March 8, 2004, Telefónica Móviles S.A. announced the agreement to purchase the assets of Bellsouth Corporation in Latin America. This agreement includes the mobile business of Bellsouth in Chile which operates with a 25 Mhz spectrum on the 800 Mhz band with TDMA and 10 Mhz on the 1900 Mhz band with CDMA.

On May 18, 2004, the Board of Telefónica CTC Chile unanimously accepted the association offer made by Telefónica Móviles S.A., for the acquisition of 100% of the mobile subsidiary of Telefónica CTC Chile, subject to the approval of the Shareholders Meeting.

On July 15, 2004, the shareholders’ meeting to decide on the sale of the mobile subsidiary of Telefónica CTC was held. At this meeting a counteroffer was made by the shareholders which

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meant that Telefónica Móviles S.A had to pay for the taxes derived from the operation.

On July 23, 2004, the contract was signed for the sale of all the shares of the subsidiary, with which Telefónica CTC no longer participates in the mobile business.

Telefónica Móvil consults the Court of Free Competition on the purchase of Bellsouth.

Telefónica Móvil S.A., a subsidiary of Telefónica S.A., presented to the Court of Free Competition an inquiry regarding the contract denominated “Stock Purchase Agreement” dated March 5, 2004, signed with Bellsouth Corporation, by which it acquires all the telephony assets of the latter in Central and South America, among which is its indirect full ownership of Bellsouth Chile S.A., current mobile telephony operator in the Chilean market.

On January 4, 2005 the Antitrust Commission resolved to approve the consultation of Telefónica Móvil S.A., subsidiary of Telefónica S.A., setting a series of conditions for the merger. One of these conditions directly affects Telefónica CTC Chile, establishing that, any joint offer of services for fixed and mobile telephone services commercialized by the merged company and which, considers fixed telephone services provided by Telefónica CTC Chile, will be understood to be a joint offer made by the latter, which therefore must be governed by Decree No. 742 issued by the Undersecretary of Telecommunications of Chile, published on February 26, 2004.

On April 5, 2005 Telefónica Móvil S.A, subsidiary of Telefónica S.A. launched Movistar in Chile, grouping under this brand the mobile subsidiary purchased from Telefónica CTC Chile in July 2004 and the operations of Bellsouth acquired with the approval of the Antitrust Commission in January 2005.

Analysis of relative participation

Local Telephone Service.

This market contemplates providing local telephone services inside the primary areas, interconnection with other telecommunications companies and other unregulated local services. Entrance to this market is regulated by concessions awarded by Subtel.

Currently 10 companies with 13 brands participate in this market, including three exclusively rural operators. The penetration rate as of a March 2006 was 20.8 lines per 100 residents. Telefónica CTC Chile has approximately 71% of the fixed telephone lines as of March 2006.

Long Distance.

This market contemplates communications services between primary areas (DLD) and international communications (ILD), also known as intermediate services.

On March 9, 1994 Law No. 19,302 came into effect. It establishes the application of a multicarrier system for domestic and international long distance. This law allows local telephone operators to participate in the long distance market through an independent subsidiary subject to a series of requirements.

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In this market there are currently 15 companies operating with 18 carrier codes. Traffic in the DLD market, through fixed telephone lines recorded a 9.5% drop in the first quarter in respect to the first quarter of 2005. In the same period a decrease of 4.4% is estimated in the ILD market. Telefónica CTC Chile, through it subsidiaries Telefónica Mundo 188 and Globus 120, reached an estimated market share of 46.7% in domestic long distance and 35.7% in outgoing international long distance in the first quarter of 2006.

Corporate Communications.

This business area contemplates providing circuit and data services (Datared, E1, ATM, Frame Relay), IP network solutions, Hosting, ASP and advanced telecommunications solutions for companies with Internet service providers (ISPs). It also includes commercialization of advanced equipment (multiple lines and PABx, among others).

In this business Telefónica CTC Chile competes with 8 companies in the private services arena and in the hosting business with at least 10 companies, reaching a market share in income of approximately 43% accumulated as of December 2005, including sale of advanced equipment to companies.

Mobile Communications.

Mobile communications includes the provision of mobile communication services (cellular telephone, trunking and wireless data transmission). There are currently three mobile telephone operators, one smaller operator of mobile satellite communications and one operator that offers digital trunking and is authorized to interconnect to the public mobile network.

Telefónica CTC Chile stopped offering mobile services in July 2004. It currently maintains the relationship with this sector through incoming and outgoing fixed telephone service traffic. Fixed mobile traffic has grown by 4% during the period from January to March 2006 in comparison to the same period the previous year. Mobile-fixed traffic increased by 1% in the same period.

Pay TV.

In the pay television market there is one dominant operator due to the merger of VTR and Metrópolis Intercom who altogether have over 90% of the pay TV market with 758 thousand connections as of December 2005, two satellite TV operators and close to 20 cable TV operators in specific areas, which altogether do not exceed 10% of the market.

Internet Access.

In this market there are currently approximately 35 ISPs operating effectively, with three of these concentrating 82% of traffic. IP traffic (switchboard) accumulated from January to March 2006 in the network of Telefónica CTC Chile reached the order of 483 million minutes, a 48% drop in respect to the same period in 2005, mainly due to migration of users to broadband.

Telefónica CTC Chile continues with an intensive deployment of Internet access through ADSL broadband, directly to the customer and through a wholesale model in the ISP industry. As of March 2006, Telefónica CTC Chile’s broadband connections in service reached 356,986 a growth of 48% compared to March 2005, achieving an estimated broadband market share of 43% as of December 2005, considering speeds equal to or exceeding 128 kbps.

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Other Businesses.

Comprises the Public Telephone market, in which Telefónica CTC Chile participates through its subsidiary CTC Equipos. There are seven nationwide companies of which CTC Equipos, as of March 2006 has approximately 26% of the market share considering it owns 10,040 public telephones. Additionally, Telefónica CTC Chile has another 11,842 community telephones installed.

On November 20, 2001 a new subsidiary was formed to commercialize and install alarm systems and video cameras for residential and corporate customers, providing monitoring and surveillance services and any other service relating to the above. As of December 2005 it is estimated that Telefónica CTC Chile has a market share of 31% in this service.

10. ANALYSIS OF MARKET RISK

Financial Risk Coverage

With the attractive foreign interest rates in certain periods, the Company has obtained financing abroad, denominated mainly in dollars and in certain cases at a floating interest rate. For this reason the Company faces two types of financial risks, the risk of exchange rate fluctuations and the risk of interest rate fluctuations.

Financial risk due to foreign currency fluctuations.

The Company has exchange rate coverage instruments, the purpose of which is to reduce the negative impact of the dollar fluctuations on its results. The percentage of interest bearing debt exposure is defined and continuously reviewed, basically considering the volatility of the exchange rate, its trend, and the cost and availability of hedging instruments for different terms.

The main hedging instruments used are Cross Currency Swaps, and dollar/UF and dollar/peso exchange insurance.

As of March 31, 2006, the interest bearing debt in original currency expressed in dollars was US$ 888 million, including US$ 550 million in financial liabilities in dollars, US$ 250 million of debt expressed in “unidades de fomento” and US$ 88 million of debt in Chilean pesos. In this manner USCh$ 550 million corresponds to debt directly exposed to the variations of the dollar.

Simultaneously, the Company had Cross Currency Swaps, dollar/UF, dollar/peso exchange insurance and assets in dollars that resulted, as of the end of the first quarter 2006 in close to 0% exposure to foreign exchange.

Financial risk due to floating interest rate fluctuations.

The policy for hedging interest rates seeks to reduce the negative impact on financial expenses due to interest rate increases.

As of March 31, 2006, the Company had debt at variable interest rates Libor and TAB, mainly for bank loans.

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To protect the Company from increases in the floating interest rates, derivative financial instruments have been used, particularly Cross Currency Swaps (which protect the Libor rate), to limit the future fluctuation of interest rates. As of March 31, 2006 this has allowed the Company to end with an exposure of 14% of the total interest bearing debt in original currency.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 05, 2006

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.

By:	/S/ Julio Covarrubias F.
Name: Julio Covarrubias F. Title: Chief Financial Officer